Exhibit 99.1

2024 INTERIM REPORT BILIBILI INC. HKEX: 9626 NASDAQ: BILI (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Bilibili Inc. 2024 Interim Report Contents Company Information 2 Financial Highlights 3 Business Review and Outlook 5 Management Discussion and Analysis 9 Corporate Governance 14 Other Information 20 Report on Review of Interim Financial Information 31 Unaudited Interim Condensed Consolidated Balance Sheet 32 Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Loss 35 Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity 37 Unaudited Interim Condensed Consolidated Statement of Cash Flows 39 Notes to Unaudited Interim Condensed Consolidated Financial Information 42 Definitions 73

Bilibili Inc. 2024 Interim Report Company Information BOARD OF DIRECTORS Directors Mr. Rui Chen (Chairman and Chief Executive Officer) Ms. Ni Li Mr. Yi Xu Independent Directors Mr. JP Gan Mr. Eric He Mr. Feng Li Mr. Guoqi Ding AUDIT COMMITTEE Mr. Eric He (Chairman) Mr. JP Gan Mr. Feng Li COMPENSATION COMMITTEE Mr. JP Gan (Chairman) Mr. Eric He Mr. Feng Li NOMINATING AND CORPORATE GOVERNANCE COMMITTEE Mr. JP Gan (Chairman) Mr. Eric He Mr. Feng Li JOINT COMPANY SECRETARIES Mr. Xin Fan Ms. Chau Hing Ling Anita (FCG, HKFCG) AUTHORIZED REPRESENTATIVES Mr. Yi Xu Mr. Xin Fan Ms. Chau Hing Ling Anita PRINCIPAL EXECUTIVE OFFICES OF MAIN OPERATIONS Building 3, Guozheng Center No. 485 Zhengli Road Yangpu District Shanghai People’s Republic of China ADDRESS IN HONG KONG Suite 603, 6/F, Laws Commercial Plaza 788 Cheung Sha Wan Road Kowloon Hong Kong REGISTERED OFFICE Walkers Corporate Limited 190 Elgin Avenue George Town Grand Cayman KY1-9008 Cayman Islands CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR Walkers Corporate Limited 190 Elgin Avenue George Town Grand Cayman KY1-9008 Cayman Islands HONG KONG SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712–1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong COMPLIANCE ADVISOR Somerley Capital Limited 20th Floor, China Building 29 Queen’s Road Central Hong Kong PRINCIPAL BANK China Merchants Bank Shanghai Branch STOCK CODE HKEX: 9626 NASDAQ: BILI AUDITOR PricewaterhouseCoopers Certified Public Accountants and Registered Public Interest Entity Auditor 22/F, Prince’s Building Central Hong Kong COMPANY WEBSITE https://ir.bilibili.com/ 2

Bilibili Inc. 2024 Interim Report Financial Highlights For the Six Months Ended June 30, 2023 2024 Change (%) RMB RMB (in thousands, except for percentages) Net revenues 10,373,810 11,791,744 13.7% Gross profit 2,331,466 3,438,561 47.5% Loss before income tax (2,122,187) (1,377,372) (35.1%) Net loss (2,177,777) (1,372,780) (37.0%) Net loss attributable to the Bilibili Inc.’s shareholders (2,174,393) (1,357,245) (37.6%) Non-GAAP Financial Measures: Adjusted net loss (1,994,852) (726,872) (63.6%) Adjusted net loss attributable to the Bilibili Inc.’s shareholders (1,991,468) (711,337) (64.3%) As of As of 2023 2024 December 31, June 30, Change (%) RMB RMB (in thousands, except for percentages) Total current assets 18,727,039 17,497,754 (6.6%) Total non-current assets 14,432,028 13,820,739 (4.2%) Total assets 33,159,067 31,318,493 (5.6%) Total liabilities 18,754,800 17,736,790 (5.4%) Total shareholders’ equity 14,404,267 13,581,703 (5.7%) Total liabilities and shareholders’ equity 33,159,067 31,318,493 (5.6%) Non-GAAP Financial Measures The Company uses non-GAAP measures, such as adjusted loss from operations, adjusted net loss, adjusted net loss per share and per ADS, basic and diluted and adjusted net loss attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, and gain/loss on repurchase of convertible senior notes. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. 3

Bilibili Inc. 2024 Interim Report Financial Highlights The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statement of operations and cash flows data prepared in accordance with U.S. GAAP. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the periods indicated. For the Six Months Ended June 30, 2023 2024 RMB RMB (in thousands) Loss from operations (2,652,344) (1,403,731) Add: Share-based compensation expenses 561,548 524,065 Amortization expense related to intangible assets acquired through business acquisitions 96,302 83,552 Adjusted loss from operations (1,994,494) (796,114) Net loss (2,177,777) (1,372,780) Add: Share-based compensation expenses 561,548 524,065 Amortization expense related to intangible assets acquired through business acquisitions 96,302 83,552 Income tax related to intangible assets acquired through business acquisitions (11,250) (10,814) (Gain)/loss on fair value change in investments in publicly traded companies (181,233) 28,125 (Gain)/loss on repurchase of convertible senior notes (282,442) 20,980 Adjusted net loss (1,994,852) (726,872) Net loss attributable to noncontrolling interests 3,384 15,535 Adjusted net loss attributable to the Bilibili Inc.’s shareholders (1,991,468) (711,337) 4

Bilibili Inc. 2024 Interim Report Business Review and Outlook In the first half of the year, we made solid progress in financial performance and community development. We successfully accelerated revenue growth, improved margins and considerably narrowed losses, all while cultivating a vibrant community with continued user growth and strong engagement metrics. In the first half of this year, we further enhanced our commercialization efficiency and effectively unlocked the value of our community. Our total net revenues were RMB11.79 billion, representing an increase of 14% year over year. Notably, our advertising and VAS revenues increased by 30% and 14% year over year, respectively, showing our effective execution in converting our high-quality user traffic to topline growth. Moreover, our mobile game revenues resumed year-over-year growth in the second quarter, led by the excellent performance of our recently launched new games, including our first strategy game, San Guo: Mou Ding Tian Xia (“San Mou”), which attracted millions of players and showcased our operational capabilities beyond ACG. With accelerated revenue growth and our continued efficient operations, we achieved a notable 47% year-over-year increase in our gross profit in the first half of the year, and our gross profit margin rose to 29.2%, compared with 22.5% of the same period last year. As a result, we meaningfully narrowed our adjusted loss from operations and adjusted net loss by 60% and 64% year over year, respectively. Furthermore, in the first half of the year, we generated a record RMB2.39 billion in operating cash flow, compared with negative RMB651.2 million in the same period last year. These solid achievements have brought us on the right track towards profitability and paved the way for sustainable growth thereafter. While focusing on improving our commercialization capabilities, we continued to attract more users and develop our community with great vitality. In the first half of the year, our DAUs reached over 102.3 million, and our MAUs averaged 338.6 million, representing an 8% and 6% year-over-year increase from the same period last year, respectively. Our users continued to appreciate our diverse and ever-evolving content, with the average daily time spent per active user reaching 102 minutes in the first half of the year, compared to 95 minutes in the same period last year. Content Our self-sustained content ecosystem remains the key foundation for both community traffic growth and commercialization potential. In the first half of the year, we continued to cultivate a thriving community that enables more high-quality content creators to showcase their talent and gain recognition from like-minded users. This strategy has proven to be beneficial. Our average daily video views increased by 20% year over year to over 4.90 billion in the first half of the year. The video views in our leading content categories, including games, entertainment, tech and knowledge, continued to show solid growth. Notably, we have emerged as the go-to platform for AI-related content and discussion in China, as we host the most curious minds in our community. Meanwhile, as our users’ interests expand with each life stage and their purchasing power increases, our diverse content continues to evolve with our users to meet them at every pass. In the first half of the year, video views across consumption-related categories, such as baby and maternity, automotive, travel, fashion and home decoration & appliance, all grew rapidly. 5

Bilibili Inc. 2024 Interim Report Business Review and Outlook We remained dedicated to providing diverse and effective monetization channels to incentivize our content creators. In the first half of this year, approximately 2.1 million content creators earned income on our platform. Our advanced ad products and innovative VAS products both enabled content creators to better monetize their unique talents. In the first half of 2024, content creators’ total income earned through our advertising and VAS products increased by 30% year over year. Community Our inspiring community atmosphere and interactive features have continuously deepened the connection between our users and our platform. Our community remained highly engaged, with an average daily time spent on our platform of 102 minutes in the first half of the year, compared with 95 minutes in the same period last year. Users’ average monthly interactions reached approximately 16.46 billion in the first half of the year, representing a 13% year-on-year increase. Our official member base grew to 243.1 million, rising 13% year on year as of the end of June 2024, with a strong 12-month retention rate remaining at around 80%. Moreover, this July, our signature offline events, Bilibili World and Bilibili Macro Link, once again brought our community together in Shanghai. More than 250,000 people traveled across the country to participate in the events, showing our unparalleled influence among the young generation, as well as users’ strong willingness to pay for our unique community experiences. Commercialization Our initiatives in enhancing the commercial and operational efficiency have yielded encouraging results in the first half of this year. We accelerated topline growth while also improving revenue quality. Based largely on our revenue growth and platform efficiency, we successfully expanded our gross profit margin and significantly narrowed our losses. Value-Added Services Revenues from our VAS business increased by 14% year over year to RMB5.09 billion in the first half of 2024. We continued to add more live broadcasting content offerings, reinforcing the synergies between our live broadcasting and video ecosystem to better cater to users’ diverse interests. Moreover, through refined operational methods, we improved our live broadcasting gross profit margin while increasing the supply of high-quality live broadcasting content. In addition to live broadcasting, we further explored opportunities in our VAS businesses as our generation Z+ users have demonstrated an increasing willingness to pay directly for the content they love. As of the end of June 2024, our premium members exceeded 22.3 million, increasing by 9% year over year. Over 80% of them were annual subscribers or under auto-renewal packages, showing their continued loyalty and trust in Bilibili. Users are also showing a growing tendency to spend on our other VAS products, including our premium online courses, fan charging programs and avatar decorations. We expect these products to open more monetization potential in the future across our massive PUGV content universe. 6

Bilibili Inc. 2024 Interim Report Business Review and Outlook Advertising As our users’ disposable income rises, their commercial value becomes more apparent as they engage with more consumption-related content on Bilibili. Our advertising strategy of aligning advertisers with the appropriate audience to capitalize on these growing trends has proven to be effective. In the first half of the year, revenues from our advertising business were RMB3.71 billion, representing 30% year-over-year growth. Our performance-based ads were a standout contributor to our robust revenue growth. Revenues from our brand advertising and Sparkle advertising offerings also achieved decent growth in the first half of 2024. We are allocating more resources to integrate ad products seamlessly within our content ecosystem. In the first half of 2024, we further improved our ad products and infrastructure to increase our ad efficiency by optimizing our ad-matching algorithms, upgrading our ad placement system, enabling more creative ad formats, and providing visualized data analysis tools for advertisers. In addition, our video and live commerce ad products with direct sales conversion tools continued to yield results. These transaction-based ads enable advertisers to effectively convert users from product viewing to making purchases. Industry-wise, our top five advertising verticals in the first half of the year were games, e-commerce, digital products & home appliances, automotive, and food and beverages. We continued to gain more market shares in our anchor verticals, such as games and e-commerce. In addition, revenues from emerging verticals, such as internet services, AI and education, also saw meaningful increases in the first half of the year, showing our potential to replicate the success in our leading verticals to more advertisers from various industries. In the first half of 2024, the number of advertisers on our platform increased by over 50% year over year. Mobile Games Services Revenues from our mobile games business totaled RMB1.99 billion in the first half of the year, reflecting a decrease of 2% year over year. Our two evergreen titles, Fate Grand Order and Azur Lane, made relatively stable contributions to our game revenues in the first half of the year and entered into their eighth and seventh year of operation, demonstrating these games’ remarkable longevity. In the first half of this year, we successfully launched two new games, including an ACG title Articrafter and our first strategy game, San Mou, both of which are well received by game lovers. Particularly for San Mou, it ranked No. 3 on the iOS game grossing chart on the first day of its launch, attracting millions of gamers to the three kingdoms’ battlefields. Given the sizable strategy game market, this game’s promising start and the inherent longevity of strategy games, we are confident San Mou will become one of our flagship games with lasting appeal. More importantly, as our community and gamer base have both expanded exponentially since our founding, San Mou’s success represents a significant milestone in our game genre diversification strategy and underscores the vast potential of our game portfolio. We will continue to leverage our position as a leading game community and seize opportunities to reinvent games for the new generation of gamers. 7

Bilibili Inc. 2024 Interim Report Business Review and Outlook Repurchase of Convertible Senior Notes In March 2024, the Company completed the repurchase right offer for its 1.375% Convertible Senior Notes due 2026 (“April 2026 Notes”). An aggregate principal amount of US$429.3 million (RMB3.05 billion) April 2026 Notes was validly surrendered and repurchased with an aggregate cash consideration of US$429.3 million (RMB3.05 billion). As of June 30, 2024, the aggregate outstanding principal amount of April 2026 Notes, 2027 Notes and December 2026 Notes was US$432.5 million (RMB3.08 billion). RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD Save as disclosed in this interim report, there were no other significant events that might affect us since the end of the Reporting Period and up to the Latest Practicable Date. BUSINESS OUTLOOK In the first half of the year, our accelerated monetization efforts yielded promising results, including accelerated revenue growth, meaningful margin improvement and considerable loss reduction, all while cultivating a vibrant community. Moving into the second half of the year, we will further invest in enhancing our commercialization capabilities to unlock the value of our users and community. We believe that, by strengthening our ad infrastructure, we will better meet users’ evolving consumption needs; by integrating various VAS products with our ecosystem, we will unlock more monetization potential of our vast content library; and by reinventing strategy games to appeal to younger audiences, we can capture additional game revenue. With the improvement in our financial performances, we remain committed to our core mission: building a stage for content creators to shine, fostering a healthy, vibrant community for users to enjoy, and bringing value to our shareholders and partners over the long term. 8

Bilibili Inc. 2024 Interim Report Management Discussion and Analysis For the Six Months Ended June 30, 2023 2024 (Unaudited) (Unaudited) (RMB in thousands) Net Revenues: Value-added services (VAS) 4,457,965 5,094,797 Advertising 2,844,644 3,706,075 Mobile games 2,022,503 1,990,177 IP derivatives and others 1,048,698 1,000,695 Total net revenues 10,373,810 11,791,744 Cost of revenues (8,042,344) (8,353,183) Gross profit 2,331,466 3,438,561 Operating expenses: Sales and marketing expenses (1,798,383) (1,962,655) General and administrative expenses (1,111,394) (1,019,816) Research and development expenses (2,074,033) (1,859,821) Total operating expenses (4,983,810) (4,842,292) Loss from operations (2,652,344) (1,403,731) Other income: Investment income/(loss), net (including impairments) 8,321 (115,933) Interest income 298,300 233,551 Interest expense (105,682) (51,383) Exchange losses (16,552) (73,335) Debt extinguishment gain/(loss) 282,442 (20,980) Others, net 63,328 54,439 Total other income, net 530,157 26,359 Loss before income tax (2,122,187) (1,377,372) Income tax (expense)/benefit (55,590) 4,592 Net loss (2,177,777) (1,372,780) Net loss attributable to noncontrolling interests 3,384 15,535 Net loss attributable to the Bilibili Inc.’s shareholders (2,174,393) (1,357,245) 9

Bilibili Inc. 2024 Interim Report Management Discussion and Analysis NET REVENUES Total net revenues were RMB11.79 billion for the six months ended June 30, 2024, representing an increase of 14% from RMB10.37 billion for the six months ended June 30, 2023. Value-added services (VAS) Revenues from VAS were RMB5.09 billion for the six months ended June 30, 2024, representing an increase of 14% from RMB4.46 billion for the six months ended June 30, 2023. The increase was led by increases in revenues from live broadcasting, premium membership, and other value-added services. Advertising Revenues from advertising were RMB3.71 billion for the six months ended June 30, 2024, representing an increase of 30% from RMB2.84 billion for the six months ended June 30, 2023. This increase was mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency. Mobile games Revenues from mobile games were RMB1.99 billion for the six months ended June 30, 2024, representing a decrease of 2% from RMB2.02 billion for the six months ended June 30, 2023. The decrease was mainly due to lower revenues from certain existing games and was mostly offset by the increased revenues from the launch of the Company’s exclusively licensed games in the second quarter of 2024. IP derivatives and others Revenues from IP derivatives and others were RMB1.00 billion for the six months ended June 30, 2024, representing a decrease of 5% from RMB1.05 billion for the six months ended June 30, 2023. COST OF REVENUES Cost of revenues was RMB8.35 billion for the six months ended June 30, 2024, representing an increase of 4% from RMB8.04 billion for the six months ended June 30, 2023. The increase was mainly due to higher revenue-sharing costs and was partially offset by lower content costs, staff costs and other costs. Revenue-sharing costs, a key component of cost of revenues, was RMB4.72 billion, representing an increase of 12% from RMB4.22 billion for the six months ended June 30, 2023. GROSS PROFIT Gross profit was RMB3.44 billion for the six months ended June 30, 2024, representing an increase of 47% from RMB2.33 billion for the six months ended June 30, 2023, primarily due to growth in total net revenues and relatively stable costs related to platform operations. 10

Bilibili Inc. 2024 Interim Report Management Discussion and Analysis OPERATING EXPENSES Total operating expenses were RMB4.84 billion for the six months ended June 30, 2024, representing a decrease of 3% from RMB4.98 billion for the six months ended June 30, 2023. Sales and marketing expenses Sales and marketing expenses were RMB1.96 billion for the six months ended June 30, 2024, representing a 9% increase from RMB1.80 billion for the six months ended June 30, 2023. The increase was primarily attributable to increased marketing expenses for new game launches. General and administrative expenses General and administrative expenses were RMB1.02 billion for the six months ended June 30, 2024, representing an 8% decrease from RMB1.11 billion for the six months ended June 30, 2023. The decrease was primary attributable to a decrease in the headcount of general and administrative personnel and lower rental-related expenses. Research and development expenses Research and development expenses were RMB1.86 billion for the six months ended June 30, 2024, representing a 10% decrease from RMB2.07 billion for the six months ended June 30, 2023. The decrease was mainly attributable to a decrease in the headcount of research and development personnel. LOSS FROM OPERATIONS Loss from operations was RMB1.40 billion for the six months ended June 30, 2024, narrowing by 47% from RMB2.65 billion for the six months ended June 30, 2023. ADJUSTED LOSS FROM OPERATIONS Adjusted loss from operations was RMB796.1 million for the six months ended June 30, 2024, narrowing by 60% from RMB1.99 billion for the six months ended June 30, 2023. TOTAL OTHER INCOME, NET Total other income was RMB26.4 million for the six months ended June 30, 2024, compared with total other income of RMB530.2 million in the same period of 2023. The change was primarily attributable to a loss of RMB28.1 million on fair value change in investments in publicly traded companies and a loss of RMB21.0 million from the repurchase of convertible senior notes for the six months ended June 30, 2024, compared to a gain of RMB181.2 million on fair value change in investments in publicly traded companies and a gain of RMB282.4 million from the repurchase of convertible senior notes for the six months ended June 30, 2023. 11

Bilibili Inc. 2024 Interim Report Management Discussion and Analysis INCOME TAX (EXPENSE)/BENEFIT Income tax benefit was RMB4.6 million for the six months ended June 30, 2024, compared with income tax expense of RMB55.6 million for the six months ended June 30, 2023. NET LOSS Net loss was RMB1.37 billion for the six months ended June 30, 2024, narrowing by 37% from RMB2.18 billion for the six months ended June 30, 2023. ADJUSTED NET LOSS Adjusted net loss was RMB726.9 million for the six months ended June 30, 2024, narrowing by 64% from RMB1.99 billion for the six months ended June 30, 2023. LIQUIDITY The Company had cash and cash equivalents, time deposits and short-term investments of RMB13.91 billion as of June 30, 2024, compared with RMB15.04 billion as of December 31, 2023. The decrease was mainly due to the repurchase of April 2026 Notes for a total cash consideration of US$429.3 million (RMB3.05 billion) for the six months ended June 30, 2024, partially offset by operating cash flow generated for the six months ended June 30, 2024. The Company generated RMB2.39 billion operating cash flow for the six months ended June 30, 2024, compared with negative RMB651.2 million operating cash flow for the six months ended June 30, 2023. SIGNIFICANT INVESTMENTS The Group did not make or hold any significant investments during the six months ended June 30, 2024. MATERIAL ACQUISITIONS AND DISPOSALS The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended June 30, 2024. PLEDGE OF ASSETS As at June 30, 2024, none of our assets were pledged to secure loans and banking facilities. 12

Bilibili Inc. 2024 Interim Report Management Discussion and Analysis GEARING RATIO As at June 30, 2024, the Company’s gearing ratio (i.e. total liabilities divided by total assets, in percentage) was 56.6%, compared with 56.6% as at December 31, 2023. FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS As at June 30, 2024, the Group did not have detailed future plans for material investments or capital assets. FOREIGN EXCHANGE EXPOSURE A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. CONTINGENT LIABILITIES The Company had no material contingent liabilities as at June 30, 2024. EMPLOYEES AND REMUNERATION As of June 30, 2024, the Company had a total of 8,137 employees, compared to 8,801 as of December 31, 2023. As required under PRC regulations, the Company participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group’s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development. 13

Bilibili Inc. 2024 Interim Report Corporate Governance WEIGHTED VOTING RIGHTS The Company is controlled through weighted voting rights. Under the Company’s weighted voting rights structure, each Class Y Ordinary Share entitles the holder to exercise ten votes and each Class Z Ordinary Share entitles the holder to exercise one vote on all matters that require a Shareholder’s vote, subject to Rule 8A.24 of the Listing Rules, that requires Reserved Matters to be voted on a one vote per share basis. The Company’s weighted voting rights structure enables Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, holders of the Class Y Ordinary Shares (the “WVR Beneficiaries”), to exercise voting control over the Company notwithstanding that the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continued vision and leadership of the WVR Beneficiaries. Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with a weighted voting rights structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration. As of June 30, 2024, the WVR Beneficiaries were interested in a total of 83,715,114 Class Y Ordinary Shares, representing a total of 71.7% voting rights in the Company with respect to Shareholders’ resolutions relating to matters other than the Reserved Matters (excluding 7,126,386 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans). Class Y Ordinary Shares may be converted into Class Z Ordinary Shares on a one-to-one ratio. Upon the conversion of the Class Y Ordinary Shares, the Company would redesignate 83,715,114 Class Y Ordinary Shares and reissue the same number of Class Z Ordinary Shares, representing 20.2% of the issued share capital of the Company as of June 30, 2024 (excluding 7,126,386 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans). As of June 30, 2024, Mr. Rui Chen was interested in, and controlled through Vanship Limited, 49,299,006 Class Y Ordinary Shares and 525,525 Class Z Ordinary Shares in the form of ADSs, representing 42.3% of the voting rights in the Company. Vanship Limited is controlled by a trust of which Mr. Chen and his family members are the beneficiaries. As of June 30, 2024, Ms. Ni Li was interested in, and controlled through Saber Lily Limited, 7,200,000 Class Y Ordinary Shares and 908,300 Class Z Ordinary Shares, representing a total of 6.2% of the voting rights in the Company. Saber Lily Limited is controlled by a trust, and Ms. Li and her family members are the trust’s beneficiaries. As of June 30, 2024, Mr. Yi Xu was interested in, and controlled through Kami Sama Limited, 27,216,108 Class Y Ordinary Shares and 151,100 Class Z Ordinary Shares, and he held 45,000 Class Z Ordinary Shares in the form of ADSs, representing a total of 23.3% of the voting rights in the Company. Kami Sama Limited is controlled by a trust, and Mr. Xu and his family members are the trust’s beneficiaries. 14

Bilibili Inc. 2024 Interim Report Corporate Governance The weighted voting rights attached to the Class Y Ordinary Shares will cease when none of the WVR Beneficiaries have beneficial ownership of any of the Class Y Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur: (i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; (ii) when a WVR Beneficiary has transferred to another person the beneficial ownership of, or economic interest in, all of the Class Y Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules; (iii) where a vehicle holding Class Y Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or (iv) when all of the Class Y Ordinary Shares have been converted to Class Z Ordinary Shares. The Company confirms that it has, during the Reporting Period, complied with the Corporate Governance Code set out in Appendix C1 to the Listing Rules to the extent required by Chapter 8A of the Listing Rules. COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability. The Company’s voluntary conversion of its secondary listing status to primary listing on the Main Board of the Stock Exchange became effective on October 3, 2022, since which the Corporate Governance Code has been applicable to the Company. 15

Bilibili Inc. 2024 Interim Report Corporate Governance During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code, save for the following: Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this code provision because Mr. Rui Chen performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Chen has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairman and chief executive officer to Mr. Chen has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. Code provision F.1.1 of the Corporate Governance Code provides that an issuer should have a policy on payment of dividends and should disclose it in the annual report. The Company deviates from this code provision because the Company does not have a dividend policy. The Board has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. COMPLIANCE WITH THE MODEL CODE The Company has adopted the Code with terms no less exacting than that of the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of the Latest Practicable Date. 16

Bilibili Inc. 2024 Interim Report Corporate Governance AUDIT COMMITTEE The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The Audit Committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statement of the Company. The Audit Committee is responsible for, among other things: • appointing the independent registered public accounting firms and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firms; • reviewing with the independent registered public accounting firms any audit problems or difficulties and management’s response; • discussing the annual audited financial statement with management and the independent registered public accounting firms; • reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures; • reviewing and approving all proposed related party transactions; • meeting separately and periodically with management and the independent registered public accounting firms; and • monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance. The Audit Committee comprises three independent Directors, being Mr. Eric He, Mr. JP Gan and Mr. Feng Li, with Mr. Eric He (being our independent Director with the appropriate professional qualifications) as the chairman of the Audit Committee. The Company has determined that Mr. Eric He, Mr. JP Gan and Mr. Feng Li each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Eric He qualifies as an “Audit Committee financial expert.” The Audit Committee has reviewed the unaudited interim results of the Company for the six months ended June 30, 2024 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company. 17

Bilibili Inc. 2024 Interim Report Corporate Governance In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” NOMINATING AND CORPORATE GOVERNANCE COMMITTEE The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rules 3.27A, 8A.27, 8A.28 and 8A.30 of the Listing Rules. The members of the Nominating and Corporate Governance Committee are independent non-executive Directors, namely, Mr. JP Gan, Mr. Eric He and Mr. Feng Li. Mr. JP Gan is the chairman of the Nominating and Corporate Governance Committee. The following is a summary of the work performed by the Nominating and Corporate Governance Committee during the Reporting Period in respect of its corporate governance functions: • Reviewed and monitored whether the Company is operated and managed for the benefits of all its Shareholders; • Reviewed the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements; • Reviewed the Company’s compliance with the Corporate Governance Code to the extent required by Chapter 8A of the Listing Rules and the Company’s disclosure for compliance with Chapter 8A of the Listing Rules; • Reviewed and monitored the management of conflicts of interests between the Company and its subsidiaries and consolidated affiliated entities/the shareholders on one hand and the WVR Beneficiaries on the other; • Reviewed and monitored all risks related to the weighted voting rights structure, including any connected transactions between the Company and its subsidiaries and consolidated affiliated entities on one hand and any WVR Beneficiary on the other, and made recommendations to the Board on any such transactions; • Reviewed the arrangements for the training and continuous professional development of directors and senior management (in particular, Chapter 8A of the Listing Rules and knowledge in relation to the risks relating to the weighted voting rights structure); • Reviewed and confirmed that the WVR Beneficiaries have been members of the Board throughout the Reporting Period and that no matters under Rule 8A.17 of the Listing Rules have occurred during the Reporting Period, and they have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Reporting Period; 18

Bilibili Inc. 2024 Interim Report Corporate Governance • Sought to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and • Reported on the work of the Nominating and Corporate Governance Committee covering areas of its terms of reference. The Nominating and Corporate Governance Committee recommended the Board to continue the implementation of the corporate governance measures described above and to periodically review their efficacy. OTHER BOARD COMMITTEES In addition to the Audit Committee and the Nominating and Corporate Governance Committee, the Board has also established the Compensation Committee. Each of these committees is established with a defined written charter. The charters of the Board committees are available on the website of the Stock Exchange and the investor relations website of the Company. 19

Bilibili Inc. 2024 Interim Report

Other Information

Disclosure of Interests

Directors and Chief Executives

As at June 30, 2024, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name of Director or chief executive	Nature of interest	Number and class of Share[5]	Approximate % of interest in each class of Shares[1]
Mr. Rui Chen[2]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	49,299,006 Class Y Ordinary Shares	58.89%
	Beneficial owner	5,000,000 Class Z Ordinary Shares	1.51%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	525,525 Class Z Ordinary Shares	0.16%
Ms. Ni Li[3]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	7,200,000 Class Y Ordinary Shares	8.60%
	Beneficial owner	3,000,000 Class Z Ordinary Shares	0.91%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	908,300 Class Z Ordinary Shares	0.27%
Mr. Yi Xu[4]	Founder of a discretionary trust who can influence how the trustee exercises his discretion	27,216,108 Class Y Ordinary Shares	32.51%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	151,100 Class Z Ordinary Shares	0.05%
	Beneficial owner	45,000 Class Z Ordinary Shares	0.01%
Mr. JP Gan	Beneficial owner	170,963 Class Z Ordinary Shares	0.05%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	37,500 Class Z Ordinary Shares	0.01%
	Interest in controlled corporation	149,700 Class Z Ordinary Shares	0.05%
Mr. Eric He	Beneficial owner	163,463 Class Z Ordinary Shares	0.05%

20

Bilibili Inc. 2024 Interim Report

Other Information

Notes:

(1) The calculations are based on a total number of 83,715,114 Class Y Ordinary Shares and 330,419,917 Class Z Ordinary Shares in issue (excluding 7,126,386 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2024.

(2) Mr. Rui Chen was interested in (i) 49,299,006 Class Y Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries; (ii) 5,000,000 Class Z Ordinary Shares underlying options granted as beneficial owner; and (iii) 525,525 Class Z Ordinary Shares in the form of ADSs through Vanship Limited.

(3) Ms. Ni Li was interested in (i) 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries; (ii) 3,000,000 Class Z Ordinary Shares underlying options and restricted share units granted as beneficial owner; and (iii) 908,300 Class Z Ordinary Shares through Saber Lily Limited.

(4) Mr. Yi Xu was interested in (i) 27,216,108 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries; and (ii) 151,100 Class Z Ordinary Shares through Kami Sama Limited. The 45,000 Class Z Ordinary Shares are in the form of ADSs.

(5) All interests stated are long positions.

Interest in associated corporations

上海信樂彼成文化諮詢有限公司

Name of Director or chief executive	Nature of interest	Approximate % of equity interest in associated corporation
Mr. Rui Chen	Interest in controlled corporation	12.50%
Ms. Ni Li	Interest in controlled corporation	12.50%

上海嗶哩嗶哩電競信息科技有限公司

Name of Director or chief executive	Nature of interest	Approximate % of equity interest in associated corporation
Mr. Rui Chen	Beneficial owner	25.04%
Ms. Ni Li	Beneficial owner	6.87%
Mr. Yi Xu	Beneficial owner	3.44%

Save as disclosed above, as at June 30, 2024, none of the Directors and chief executives of the Company had any interest or short position in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which were taken or deemed to have taken under such provisions of the SFO), or which were recorded in the register required to be kept pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

21

Bilibili Inc. 2024 Interim Report

Other Information

Substantial Shareholders

As at June 30, 2024, the following persons (other than the Directors and chief executives whose interests have been separately disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Name of substantial Shareholder	Capacity/Nature of interest	Number of Shares[8]	Approximate % of interest in each class of Shares
Class Y Ordinary Shares			
Vanship Limited[3]	Beneficial owner	49,299,006(L)	58.89%[1]
Kami Sama Limited[4]	Beneficial owner	27,216,108(L)	32.51%[1]
Saber Lily Limited[5]	Beneficial owner	7,200,000(L)	8.60%[1]
Class Z Ordinary Shares			
Deutsche Bank Aktiengesellschaft[6]	Depositary/Investment manager	107,869,360(L) 107,323,113(S)	31.96%[2] 31.80%[2]
Tencent[7]	Interest of controlled corporation	43,749,518(L)	12.96%[2]
Tencent Mobility Limited[7]	Beneficial owner	32,795,161(L)	9.72%[2]
JPMorgan Chase & Co.[9]	Interest of controlled corporation/ Investment manager/Person having a security interest in shares/ Trustee/Approved lending agent	27,300,919(L) 16,993,486(S) 8,041,544(P)	8.09%[2] 5.03%[2] 2.38%[2]
Brown Brothers Harriman & Co.[10]	Approved lending agent	20,078,456(L) 20,078,456(P)	6.08%[1] 6.08%[1]
The Goldman Sachs Group, Inc.[11]	Interest of controlled corporation	20,010,707(L) 8,442,249(S)	6.06%[1] 2.56%[1]

Notes:

(1) The calculations are based on a total number of 83,715,114 Class Y Ordinary Shares and 330,419,917 Class Z Ordinary Shares in issue (excluding 7,126,386 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2024.

(2) The calculations are based on a total number of 83,715,114 Class Y Ordinary Shares and 337,546,303 Class Z Ordinary Shares in issue (including 7,126,386 Class Z Ordinary Shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Company's share incentive plans) as at June 30, 2024.

(3) Mr. Rui Chen was interested in 49,299,006 Class Y Ordinary Shares through Vanship Limited, which is controlled by The Le Petit Prince Trust, a trust of which Mr. Chen is the settlor, and Mr. Chen and his family members are the beneficiaries.

(4) Mr. Yi Xu was interested in 27,216,108 Class Y Ordinary Shares through Kami Sama Limited, which is in turn controlled by The Homur Trust, a trust of which Mr. Xu is the settlor, and Mr. Xu and his family members are the beneficiaries.

22

Bilibili Inc. 2024 Interim Report Other Information (5) Ms. Ni Li was interested in 7,200,000 Class Y Ordinary Shares through Saber Lily Limited, which is controlled by The Fortuna Trust, a trust of which Ms. Li is the settlor, and Ms. Li and her family members are the beneficiaries. (6) Deutsche Bank Aktiengesellschaft (Incorporated in the Federal Republic of Germany & members’ liability is limited) was interested in an aggregated 107,869,360 Class Z Ordinary Shares (long position) and 107,323,113 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by Deutsche Bank Aktiengesellschaft regarding the relevant event dated June 12, 2024, such Class Z Ordinary Shares were held by Deutsche Bank Aktiengesellschaft via its subsidiary acting in its capacity as a depositary of the ADR program of the Company. (7) Tencent Mobility Limited was interested in 32,795,161 Class Z Ordinary Shares as beneficial owner, which includes a derivative interest in 6,500,000 Class Z Ordinary Shares representing 6,500,000 ADSs. Tencent Mobility Limited is wholly owned by Tencent. 10,954,357 Class Z Ordinary Shares were held by Huang River Investment Limited, which is wholly owned by Tencent. (8) The letter “L” stands for long position, “S” stands for short position and “P” stands for lending pool. (9) JPMorgan Chase & Co. was interested in an aggregated 27,300,919 Class Z Ordinary Shares (long position), 16,993,486 Class Z Ordinary Shares (short position) and 8,041,544 Class Z Ordinary Shares (lending pool) in the Company. According to the disclosure of interest notice filed by JPMorgan Chase & Co. regarding the relevant event dated June 28, 2024, such Class Z Ordinary Shares were held by JPMorgan Chase & Co. indirectly through certain of its subsidiaries. Among them, 741,480 Class Z Ordinary Shares (long position) and 1,846,680 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 2,820 Class Z Ordinary Shares (long position) and 44,090 Class Z Ordinary Shares (short position) were held through cash settled listed derivatives, 2,994,213 Class Z Ordinary Shares (long position) and 3,539,538 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, 2,891,703 Class Z Ordinary Shares (long position) and 3,521,504 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, and 112,621 Class Z Ordinary Shares (long position) and 16,174 Class Z Ordinary Shares (short position) were held through listed derivatives which are convertible instruments. (10) Brown Brothers Harriman & Co. was deemed to be interested in an aggregated 20,078,456 Class Z Ordinary Shares (long position) and 20,078,456 Class Z Ordinary Shares (lending pool) in the Company. (11) The Goldman Sachs Group, Inc. was interested in an aggregated 20,010,707 Class Z Ordinary Shares (long position) and 8,442,249 Class Z Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by The Goldman Sachs Group, Inc. regarding the relevant event dated June 21, 2024, such Class Z Ordinary Shares were held by The Goldman Sachs Group, Inc. indirectly through certain of its subsidiaries. Among them, 7,880,509 Class Z Ordinary Shares (long position) and 3,431,540 Class Z Ordinary Shares (short position) were held through physically settled listed derivatives, 2,533,756 Class Z Ordinary Shares (long position) and 3,125 Class Z Ordinary Shares (short position) were held through physically settled unlisted derivatives, 1,571,743 Class Z Ordinary Shares (long position) and 2,344,657 Class Z Ordinary Shares (short position) were held through cash settled unlisted derivatives, 480,294 Class Z Ordinary Shares (long position) were held through unlisted derivatives which are convertible instruments. Save as disclosed above, as at June 30, 2024, to the best knowledge of the Directors, no person (other than the Directors and chief executives of the Company) had an interest or short position in the Shares or underlying Shares which fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO. Share Schemes The Company has the following share schemes: the Global Share Plan (terminated on the Primary Conversion Effective Date), the 2018 Share Incentive Plan (amended and restated as the Second Amended and Restated 2018 Share Incentive Plan on June 28, 2024) and the 2024 Share Incentive Plan (a share scheme funded by existing Class Z Ordinary Shares only). Since the new Chapter 17 of the Listing Rules took effect on January 1, 2023, the Company relied on the transitional arrangements provided for the existing share schemes and amended and restated the 2018 Share Incentive Plan as the Second Amended and Restated 2018 Share Incentive Plan to comply with the requirements of Chapter 17 of the Listing Rules. 23

Bilibili Inc. 2024 Interim Report

Other Information

Please refer to (i) the annual report of the Company for the year ended December 31, 2023 for a summary of the key terms of the Global Share Plan and the 2018 Share Incentive Plan (before its amendment and restatement) and (ii) the circular of the Company dated April 9, 2024 for a summary of the key terms of the Second Amended and Restated 2018 Share Incentive Plan. A summary of the key terms of the 2024 Share Incentive Plan will be set out in the annual report of the Company for the year ending December 31, 2024. The tables below set out the details of the outstanding options and awards under each share scheme during the Reporting Period.

6,521,541 Class Z Ordinary Shares, representing approximately 2.0% of the weighted average number of Class Z Ordinary Shares in issue (excluding treasury shares as defined under the Listing Rules) of the Company, may be issued in respect of all options and awards granted during the Reporting Period to eligible participants pursuant to all share schemes of the Company.

Global Share Plan

As the Global Share Plan was terminated on the Primary Conversion Effective Date, no Class Z Ordinary Shares were available for grant under the Global Share Plan as at January 1, 2024 and June 30, 2024, respectively. The awards previously granted and outstanding and the evidencing original award agreements shall survive the termination of the Global Share Plan and remain effective until the expiration of their original terms, as may be amended from time to time.

Details of the outstanding options of the Global Share Plan during the Reporting Period are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (USD)	Number of Class Z Ordinary Shares underlying options outstanding as at January 1, 2024	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Number of Class Z Ordinary Shares underlying options outstanding as at June 30, 2024	Weighted average closing price of Class Z Ordinary Shares immediately before date(s) of exercise (HKD)
Directors										
Mr. JP Gan	March 20, 2020	3 years	6 years	$0.0001	12,500	–	–	–	12,500	–
Other grantees by category										
Employee Participants	March 20, 2020	4 years	6 years	$0.0001	443,675	346,425	–	7,250	90,000	89.39

Notes:

(1) No further options would be granted under the Global Share Plan after the Primary Conversion Effective Date.

(2) No options were granted under the Global Share Plan during the Reporting Period.

24

Bilibili Inc. 2024 Interim Report Other Information 2018 Share Incentive Plan (amended and restated as the Second Amended and Restated 2018 Share Incentive Plan on June 28, 2024) The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards under the 2018 Share Incentive Plan (before its amendment and restatement) is 30,673,710, which is 10% of the total number of issued Class Z Ordinary Shares as at the Primary Conversion Effective Date (excluding Class Z Ordinary Shares underlying awards which have terminated, expired, lapsed or have been forfeited in accordance with the rules of the 2018 Share Incentive Plan). As at January 1, 2024, 19,909,908 Class Z Ordinary Shares were available for grant under the 2018 Share Incentive Plan. During the Reporting Period, 6,521,541 Class Z Ordinary Shares underlying awards were granted to eligible participants pursuant to the 2018 Share Incentive Plan and 1,792,930 Class Z Ordinary Shares underlying awards were terminated, expired, lapsed or have been forfeited, respectively. As the 2018 Share Incentive Plan was amended and restated as the Second Amended and Restated Share Incentive Plan at the annual general meeting of the Company on June 28, 2024 (the “Adoption Date”), no further grants may be made under the 2018 Share Incentive Plan thereafter. As disclosed in the circular of the Company dated April 9, 2024, any granted and unexercised options, and any granted and unvested awards under the 2018 Share Incentive Plan prior to the Adoption Date shall continue to be valid and exercisable and/or vested in accordance with the terms of the grant and the 2018 Share Incentive Plan. The maximum aggregate number of Class Z Ordinary Shares which may be issued pursuant to all awards (including options, restricted share and restricted share units) under the Second Amended and Restated 2018 Share Incentive Plan together with the number of Class Z Ordinary Shares which may be issued pursuant to any awards to be granted any other share schemes of the Company (the “Scheme Limit”) is 41,413,503, representing 10% of the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares) as at the Adoption Date. No awards have been granted under the Second Amended and Restated 2018 Share Incentive Plan since its adoption. It follows that as at June 30, 2024, 41,413,503 Class Z Ordinary Shares were available for grant under the Scheme Limit. Within the Scheme Limit, the maximum number of Class Z Ordinary Shares which may be issued pursuant to all awards to be granted to service provider participants under the Second Amended and Restated 2018 Share Incentive Plan (the “Service Provider Sublimit”) is 2,070,675, representing 0.5% of the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares) as at the Adoption Date. No service provider sublimit was set under the 2018 Share Incentive Plan (before its amendment and restatement) and no awards have been granted under the Second Amended and Restated 2018 Share Incentive Plan since its adoption. It follows that as at June 30, 2024, 2,070,675 Class Z Ordinary Shares were available for grant under the Service Provider Sublimit. 25

Bilibili Inc. 2024 Interim Report

Other Information

Details of the outstanding options under the 2018 Share Incentive Plan during the Reporting Period are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (USD)	Number of Class Z Ordinary Shares underlying options outstanding as at January 1, 2024	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Number of Class Z Ordinary Shares underlying options outstanding as at June 30, 2024	Weighted average closing price of Class Z Ordinary Shares immediately before date(s) of exercise (HKD)
Directors										
Mr. Rui Chen	From March 23, 2020 to November 23, 2020	6 years	7 years	$0.0001–$10.47	5,000,000	–	–	–	5,000,000	–
Ms. Ni Li	November 23, 2020	6 years	7 years	$0.0001	2,000,000	–	–	–	2,000,000	–
Mr. JP Gan	July 1, 2022	3 years	6 years	$0.0001	13,463	–	–	–	13,463	–
Mr. Eric He	July 1, 2022	3 years	6 years	$0.0001	13,463	–	–	–	13,463	–
Other grantees by category										
Consultants[2]	From April 20, 2021 to May 10, 2022	4 years	6 years	$0.0001	91,958	6,863	–	–	85,095	117.60
Employee Participants	From April 2, 2018 to September 15, 2022	0-6 years	6-7 years	$0.0001–$10.47	10,363,581	1,612,417	–	717,472	8,033,692	112.09

Notes:

(1) No further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion Effective Date and no further awards would be granted under the 2018 Share Incentive Plan after its amendment and restatement as the Second Amended and Restated Share Incentive Plan on June 28, 2024.

(2) Consultants mean service providers, other than employees.

26

Bilibili Inc. 2024 Interim Report

Other Information

Details of the unvested restricted share units under the 2018 Share Incentive Plan during the Reporting Period (to be satisfied by Class Z Ordinary Shares) are as follows:

Name	Date of Grant	Vesting Period	Purchase Price	Unvested restricted share units as at January 1, 2024	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Unvested restricted share units as at June 30, 2024	Weighted average closing price of Class Z Ordinary Shares immediately before date(s) of vesting (HKD)
Directors										
Ms. Ni Li	March 31, 2023	6 years	$0	1,000,000	–	–	–	–	1,000,000	–
Other grantees by category										
Consultants[1]	December 14, 2022	0-2 years	$0	12,500	–	12,500	–	–	–	93.10
	June 27, 2024	1 year	$0	–	1,000	–	–	–	1,000	–
Employee Participants	December 14, 2022	4 years	$0	1,466,244	–	–	–	95,742	1,370,502	–
	March 31, 2023	4-6 years	$0	3,115,913	–	–	–	85,517	3,030,396	–
	June 30, 2023	4 years	$0	1,521,592	–	–	–	235,857	1,285,735	–
	September 29, 2023	4 years	$0	1,136,539	–	–	–	449,724	686,815	–
	December 29, 2023	4 years	$0	1,429,134	–	–	–	97,147	1,331,987	–
	March 28, 2024	4-6 years	$0	–	2,425,124	–	–	111,471	2,313,653	–
	June 27, 2024	4-6 years	$0	–	4,095,417	–	–	–	4,095,417	–

Notes:

(1) Consultants mean service providers, other than employees.

Further details of the unvested restricted share units under the 2018 Share Incentive Plan granted during the Reporting Period (to be satisfied by Class Z Ordinary Shares) are as follows:

Name	Number of restricted share units granted during the Reporting Period	Date of Grant	Vesting Period	Purchase Price	Performance Targets	Closing price of Class Z Ordinary Shares immediately before the date of grant (HKD)	Fair value of restricted share units at the date of grant (RMB in thousands)[1]
Other grantees by category							
Consultants	1,000	June 27, 2024	1 year	$0	None	133.10	114
Employee Participants	2,425,124	March 28, 2024	4-6 years	$0	None	81.75	194,294
	4,095,417	June 27, 2024	4-6 years	$0	None	133.10	464,147

Notes:

(1) The fair values of the restricted share units are calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statement. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term for service-based RSUs.

(2) None of the restricted share units granted during the Reporting Period were granted to Directors. For further details of the restricted share units granted under the 2018 Share Incentive Plan during the Reporting Period, please refer to the announcements of the Company dated March 28, 2024 and June 27, 2024.

27

Bilibili Inc. 2024 Interim Report Other Information 2024 Share Incentive Plan During the Reporting Period, the Company adopted the 2024 Share Incentive Plan, which is a share scheme funded by existing Class Z Ordinary Shares only. No awards have been granted under the 2024 Share Incentive Plan since its adoption. USE OF PROCEEDS Use of proceeds from the Global Offering The net proceeds received by the Company from the Global Offering were approximately HK$22.9 billion (RMB19.3 billion) after deducting underwriting expenses and other offering expenses. As of June 30, 2024, the Group had utilized the net proceeds as set out in the table below: Utilized amount for the six months Unutilized Unutilized ended amount as at % of use of amount as at June 30, June 30, Purpose proceeds Net proceeds January 1, 2024 2024 2024 (HK$ million) (HK$ million) (HK$ million) (HK$ million) Our content to support our healthy and high-quality 50% 11,451.8 863.1 863.1 — user growth, ever-growing content ecosystem and development of our community Research and development to improve our user 20% 4,580.7 646.0 646.0 — experience and strengthen our user-centric commercialization capabilities Sales and marketing, primarily to fuel our user growth 20% 4,580.7 131.7 131.7 — and to raise our brand awareness General corporate purposes and working capital needs 10% 2,290.3 556.6 556.6 — Total 100% 22,903.5 2,197.4 2,197.4 — 28

Bilibili Inc. 2024 Interim Report Other Information Use of proceeds from the issuance of Class Z Ordinary Shares under general mandate On January 9, 2023 (U.S. Eastern Time), the Company and Goldman Sachs (Asia) L.L.C. (the “Underwriter”) entered into an equity underwriting and notes exchange agreement, pursuant to which the Company agreed to issue 15,344,000 ADSs partially in exchange for an aggregate principal amount of US$384.8 million (RMB2.6 billion) of its outstanding December 2026 Notes to be purchased by the Underwriter and its applicable affiliate(s) from certain holders of the December 2026 Notes through private negotiations (the “Exchange Notes”). Concurrently with the ADS Offering, the Underwriter and its applicable affiliate(s), as duly engaged and authorized by the Company, entered into separate agreements with certain holders of the December 2026 Notes to purchase the Exchange Notes from such holders for a purchase price of approximately US$331.2 million (RMB2.2 billion). The closing price per ADS on the Nasdaq on January 6, 2023, being the previous trading day prior to the date of the equity underwriting and notes exchange agreement, was US$28.65 and the closing price per Class Z Ordinary Share on the Stock Exchange on January 9, 2023 was HK$224.00. An aggregate of 15,344,000 ADSs (representing 15,344,000 Class Z Ordinary Shares with an aggregate nominal value of approximately US$1,534.4) was successfully placed by the Underwriter to not fewer than six placees at the offer price of US$26.65 per ADS. Such placees professional, institutional or other investors whom the Underwriter has selected and procured to subscribe for any of the ADSs pursuant to the equity underwriting and notes exchange agreement. The net price per Class Z Ordinary Share underlying the ADSs subject to the ADS Offering was approximately US$25.87 and such Class Z Ordinary Shares were issued under the general mandate granted to the Directors pursuant to resolutions of the Shareholders passed on June 30, 2022 to allot, issue or deal with unissued Class Z Ordinary Shares and/or ADSs not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of such ordinary resolution. The amount of net proceeds from the ADS Offering (after deducting the selling commission) is approximately US$399.9 million and the amount of net proceeds from the ADS Offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million. The net proceeds of the ADS Offering (after deducting the selling commission) would be used, as a part of the Company’s comprehensive liability management exercise (i) by the Underwriter to fund the purchase price of the Exchange Notes of approximately US$331.2 million payable by the Underwriter to the holders of such Exchange Notes, and (ii) in respect of the remaining proceeds in the amount of US$68.8 million to be paid by the Underwriter to the Company, by the Company, to replenish its cash reserve after its repurchases of certain convertible senior notes in the fourth quarter of 2022 and for its other working capital purpose. As at June 30, 2024, the net proceeds from the ADS Offering had not been utilized. There has been no change in the intended use of net proceeds as previously disclosed in the announcement of the Company dated January 9, 2023, and the Company intends to use the net proceeds within this year. Further details of the ADS Offering and purchase of the Exchange Notes are set out in the announcements of the Company dated January 9, 2023 and January 12, 2023. 29

Bilibili Inc. 2024 Interim Report Other Information Disclosure of Changes in Directors’ Information pursuant to Listing Rule 13.51B(1) There is no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. Purchase, Sale or Redemption of the Company’s Listed Securities As disclosed in this interim report, the Company repurchased April 2026 Notes during the Reporting Period. Further details of the repurchase of April 2026 Notes are set out in the Company’s overseas regulatory announcements dated February 20, 2024 and April 1, 2024, as well as the next day disclosure return dated April 2 2024 and the monthly return dated May 8 2024 of the Company. Save as disclosed in this interim report neither the Company nor any of its subsidiaries and consolidated affiliated entities had purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period. As at June 30, 2024, the Company did not hold any treasury shares (as defined under the Listing Rules). Dividend The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2024. Continuing Disclosure Obligations pursuant to the Listing Rules The Company does not have any disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules. 30

Bilibili Inc. 2024 Interim Report Report on Review of Interim Financial Information To the Board of Directors of Bilibili Inc. (incorporated in the Cayman Islands with limited liability) INTRODUCTION We have reviewed the interim financial information set out on pages 32 to 72, which comprises the interim condensed consolidated balance sheet of Bilibili Inc. (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2024 and the interim condensed consolidated statement of operations and comprehensive loss, the interim condensed consolidated statement of changes in shareholders’ equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America (“U.S. GAAP”). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 22 August 2024 31

Bilibili Inc. 2024 Interim Report Unaudited Interim Condensed Consolidated Balance Sheet (All amounts in thousands, except for share data) December 31, June 30, June 30, 2023 2024 2024 RMB RMB US$ Notes Note 2(e) Assets Current assets: Cash and cash equivalents 7,191,821 3,732,504 513,610 Time deposits 5,194,891 5,151,832 708,916 Restricted cash 50,000 50,000 6,880 Accounts receivable, net 4 1,573,900 1,605,884 220,977 Amount due from related parties 19 790,574 769,537 105,892 Prepayments and other current assets 5 1,272,788 1,160,404 159,676 Short-term investments 6 2,653,065 5,027,593 691,820 Total current assets 18,727,039 17,497,754 2,407,771 Non-current assets: Property and equipment, net 7 714,734 703,578 96,816 Production cost, net 2,066,066 1,945,917 267,767 Intangible assets, net 8 3,627,533 3,425,849 471,413 Deferred tax assets 46,591 81,739 11,248 Goodwill 2,725,130 2,725,130 374,990 Long-term investments, net 9 4,366,632 4,303,083 592,124 Other long-term assets 885,342 635,443 87,439 Total non-current assets 14,432,028 13,820,739 1,901,797 Total assets 33,159,067 31,318,493 4,309,568 32

Bilibili Inc. 2024 Interim Report Unaudited Interim Condensed Consolidated Balance Sheet (All amounts in thousands, except for share data) December 31, June 30, June 30, 2023 2024 2024 RMB RMB US$ Notes Note 2(e) Liabilities Current liabilities: Accounts payable 11 4,333,730 4,566,128 628,320 Salary and welfare payable 1,219,355 1,165,433 160,369 Taxes payable 12 345,250 311,821 42,908 Short-term loan and current portion of long-term debt 13 7,455,753 4,846,173 666,856 Deferred revenue 2,954,088 3,725,443 512,638 Accrued liabilities and other payables 14 1,780,623 2,537,734 349,204 Amount due to related parties 19 14,896 3,419 470 Total current liabilities 18,103,695 17,156,151 2,360,765 Non-current liabilities: Long-term debt 15 646 731 101 Other long-term liabilities 650,459 579,908 79,798 Total non-current liabilities 651,105 580,639 79,899 Total liabilities 18,754,800 17,736,790 2,440,664 33

Bilibili Inc. 2024 Interim Report Unaudited Interim Condensed Consolidated Balance Sheet (All amounts in thousands, except for share data) December 31, June 30, June 30, 2023 2024 2024 RMB RMB US$ Notes Note 2(e) Shareholders’ equity Ordinary shares: Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2023; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of June 30, 2024) 52 52 7 Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 337,546,303 shares issued, 328,441,712 shares outstanding as of December 31, 2023; US$0.0001 par value; 9,800,000,000 shares authorized, 337,546,303 shares issued, 330,419,917 shares outstanding as of June 30, 2024) 213 215 30 Additional paid-in capital 40,445,175 40,977,214 5,638,652 Statutory reserves 44,749 44,749 6,158 Accumulated other comprehensive income 212,477 230,652 31,739 Accumulated deficit (26,310,766) (27,668,011) (3,807,246) Total Bilibili Inc.’s shareholders’ equity 14,391,900 13,584,871 1,869,340 Noncontrolling interests 12,367 (3,168) (436) Total shareholders’ equity 14,404,267 13,581,703 1,868,904 Total liabilities and shareholders’ equity 33,159,067 31,318,493 4,309,568 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information. 34

Bilibili Inc. 2024 Interim Report Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Loss (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2023 2024 2024 RMB RMB US$ Notes Note 2(e) Net revenues Value-added services 4,457,965 5,094,797 701,068 Advertising 2,844,644 3,706,075 509,973 Mobile games 2,022,503 1,990,177 273,857 IP derivatives and others 1,048,698 1,000,695 137,700 Total net revenues 16 10,373,810 11,791,744 1,622,598 Cost of revenues (8,042,344) (8,353,183) (1,149,436) Gross profit 2,331,466 3,438,561 473,162 Operating expenses: Sales and marketing expenses (1,798,383) (1,962,655) (270,070) General and administrative expenses (1,111,394) (1,019,816) (140,332) Research and development expenses (2,074,033) (1,859,821) (255,920) Total operating expenses (4,983,810) (4,842,292) (666,322) Loss from operations (2,652,344) (1,403,731) (193,160) Other income: Investment income/(loss), net (including impairments) 8,321 (115,933) (15,953) Interest income 298,300 233,551 32,138 Interest expense (105,682) (51,383) (7,071) Exchange losses (16,552) (73,335) (10,091) Debt extinguishment gain/(loss) 282,442 (20,980) (2,887) Others, net 63,328 54,439 7,491 Total other income, net 530,157 26,359 3,627 Loss before income tax (2,122,187) (1,377,372) (189,533) Income tax (expense)/benefit 10 (55,590) 4,592 632 35

Bilibili Inc. 2024 Interim Report Unaudited Interim Condensed Consolidated Statement of Operations and Comprehensive Loss (All amounts in thousands, except for share and per share data) For the Six Months Ended June 30, 2023 2024 2024 RMB RMB US$ Notes Note 2(e) Net loss (2,177,777) (1,372,780) (188,901) Net loss attributable to noncontrolling interests 3,384 15,535 2,138 Net loss attributable to the Bilibili Inc’s shareholders (2,174,393) (1,357,245) (186,763) Net loss (2,177,777) (1,372,780) (188,901) Other comprehensive income: Foreign currency translation adjustments 219,942 18,175 2,501 Total other comprehensive income 219,942 18,175 2,501 Total comprehensive loss (1,957,835) (1,354,605) (186,400) Comprehensive loss attributable to noncontrolling interests 3,384 15,535 2,138 Comprehensive loss attributable to the Bilibili Inc.’s shareholders (1,954,451) (1,339,070) (184,262) Net loss per share, basic 18 (5.28) (3.26) (0.45) Net loss per share, diluted (5.28) (3.26) (0.45) Net loss per ADS, basic (5.28) (3.26) (0.45) Net loss per ADS, diluted (5.28) (3.26) (0.45) Weighted average number of ordinary shares, basic 18 412,013,005 415,780,807 415,780,807 Weighted average number of ordinary shares, diluted 412,013,005 415,780,807 415,780,807 Weighted average number of ADS, basic 412,013,005 415,780,807 415,780,807 Weighted average number of ADS, diluted 412,013,005 415,780,807 415,780,807 Share-based compensation expenses included in: Cost of revenues 29,902 32,047 4,410 Sales and marketing expenses 29,166 25,921 3,567 General and administrative expenses 291,213 296,856 40,849 Research and development expenses 211,267 169,241 23,288 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information. 36

Bilibili Inc. 2024 Interim Report

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders' Equity

(All amounts in thousands, except for share data)

	Ordinary shares									
	Class Y Ordinary Shares		Class Z Ordinary Shares							
	Shares	Amount RMB	Shares	Amount RMB	Additional paid-in capital RMB	Statutory reserves RMB	Accumulated other comprehensive income RMB	Accumulated deficit RMB	Noncontrolling interests RMB	Total shareholders' equity RMB
Balance at December 31, 2022	83,715,114	52	308,223,639	201	36,623,161	36,173	58,110	(21,479,869)	1,759	15,239,587
Net loss	–	–	–	–	–	–	–	(2,174,393)	(3,384)	(2,177,777)
Share-based compensation	–	–	–	–	561,548	–	–	–	–	561,548
Share issuance from exercise of share options	–	–	1,168,460	2	–	–	–	–	–	2
Issuance of Class Z ordinary shares upon new ADS offering ("ADS offering")	–	–	15,344,000	10	2,689,370	–	–	–	–	2,689,380
Foreign currency translation adjustment	–	–	–	–	–	–	219,942	–	–	219,942
Balance at June 30, 2023	83,715,114	52	324,736,099	213	39,874,079	36,173	278,052	(23,654,262)	(1,625)	16,532,682

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information.

37

Bilibili Inc. 2024 Interim Report

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders' Equity

(All amounts in thousands, except for share data)

	Ordinary shares									
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders' equity
	Shares	Amount	Shares	Amount						
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2023	83,715,114	52	325,800,880	213	40,445,175	44,749	212,477	(26,310,766)	12,367	14,404,267
Net loss	–	–	–	–	–	–	–	(1,357,245)	(15,535)	(1,372,780)
Share-based compensation	–	–	–	–	524,065	–	–	–	–	524,065
Share issuance from exercise of share options	–	–	1,965,705	2	7,974	–	–	–	–	7,976
Share issuance from vest of restricted share units	–	–	12,500	*	–	–	–	–	–	*
Foreign currency translation adjustment	–	–	–	–	–	–	18,175	–	–	18,175
Balance at June 30, 2024	83,715,114	52	327,779,085	215	40,977,214	44,749	230,652	(27,668,011)	(3,168)	13,581,703

* Less than 1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information.

38

Bilibili Inc. 2024 Interim Report Unaudited Interim Condensed Consolidated Statement of Cash Flows (All amounts in thousands) For the Six Months Ended June 30, 2023 2024 2024 RMB RMB US$ Note 2(e) Cash flows from operating activities: Net loss (2,177,777) (1,372,780) (188,901) Adjustments to reconcile net loss to net cash (used in)/provided by operating activities: Depreciation of property and equipment 402,827 314,051 43,215 Amortization of intangible assets 993,357 886,768 122,023 Amortization of right-of-use assets 89,023 84,854 11,676 Amortization of debt issuance costs 12,361 7,118 979 Share-based compensation expenses 561,548 524,065 72,114 Allowance for expected credit loss — 68,249 9,391 Inventory provision 30,328 2,781 383 Deferred income taxes (11,250) (45,961) (6,324) Unrealized exchange losses/(gains) 1,484 (2,211) (304) Unrealized fair value changes of investments (154,724) 17,844 2,455 Loss on disposal of property and equipment 646 1,974 272 Loss from equity method investments 80,391 17,497 2,408 Revaluation of previously held equity interests 75,000 — — Impairments of long-term investments 69,949 100,571 13,839 (Gain)/loss of convertible senior notes repurchase (282,442) 20,941 2,882 Changes in operating assets and liabilities: Accounts receivable (55,833) (86,200) (11,862) Amount due from related parties 27,693 (38,275) (5,267) Prepayments and other assets 168,806 201,664 27,750 Other long-term assets 162,872 27,595 3,797 Accounts payable (113,788) 273,007 37,567 Salary and welfare payable (407,452) (53,922) (7,420) Taxes payable (15,914) (33,429) (4,600) Deferred revenue (128,359) 771,355 106,142 Accrued liabilities and other payables 143,128 761,896 104,840 Amount due to related parties (5,446) (1,478) (203) Other long-term liabilities (117,586) (59,737) (8,220) Net cash (used in)/provided by operating activities (651,158) 2,388,237 328,632 39

Bilibili Inc. 2024 Interim Report Unaudited Interim Condensed Consolidated Statement of Cash Flows (All amounts in thousands) For the Six Months Ended June 30, 2023 2024 2024 RMB RMB US$ Note 2(e) Cash flows from investing activities: Purchase of property and equipment (51,521) (245,505) (33,782) Purchase of intangible assets (698,543) (624,531) (85,939) Purchase of short-term investments (6,682,864) (16,754,501) (2,305,496) Maturities of short-term investments 8,893,434 14,456,637 1,989,299 Cash consideration paid for purchase of subsidiaries, net of cash acquired (70,000) — — Cash paid for long-term investments including loans (45,994) (146,876) (20,211) Repayment of loans from investees 275,078 60,250 8,291 Cash received from disposal/return of investments 82,856 — — Placements of time deposits (5,503,040) (3,357,410) (461,995) Maturities of time deposits 4,810,737 3,432,320 472,303 Net cash provided by/(used in) investing activities 1,010,143 (3,179,616) (437,530) Cash flows from financing activities: Proceeds of short-term loan 548,521 1,049,000 144,347 Repayment of short-term loan (493,624) (659,696) (90,777) Proceeds from exercise of employees’ share options 2 7,974 1,097 Proceeds from issuance of ordinary shares net of issuance costs 2,689,380 — — Repurchase of convertible senior notes (7,581,959) (3,046,017) (419,146) Net cash used in financing activities (4,837,680) (2,648,739) (364,479) Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies 145,970 (19,199) (2,641) Net decrease in cash and cash equivalents and restricted cash (4,332,725) (3,459,317) (476,018) Cash and cash equivalents and restricted cash at beginning of the period 10,187,387 7,241,821 996,508 Cash and cash equivalents and restricted cash at end of the period 5,854,662 3,782,504 520,490 40

Bilibili Inc. 2024 Interim Report Unaudited Interim Condensed Consolidated Statement of Cash Flows (All amounts in thousands) For the Six Months Ended June 30, 2023 2024 2024 RMB RMB US$ Note 2(e) Supplemental disclosures of cash flows information: Cash paid for income taxes, net of tax refund 84,210 58,481 8,047 Cash paid for interest expense 95,924 63,263 8,705 Supplemental schedule of non-cash investing and financing activities: Property and equipment purchases financed by accounts payable 87,364 120,114 16,528 Acquisitions and investments financed by payables 10,000 2,404 331 Intangible assets purchases financed by payables 461,623 516,649 71,093 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial information. 41

Bilibili Inc. 2024 Interim Report

Notes to Unaudited Interim Condensed Consolidated Financial Information

1. OPERATIONS

Bilibili Inc. (the "Company" or "Bilibili") is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities ("VIEs") and subsidiaries of the VIEs (collectively referred to as the "Group"), is primarily engaged in the operation of providing online entertainment services to users in the People's Republic of China (the "PRC" or "China").

In April 2018, the Company completed its IPO on the Nasdaq Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange. The Company issued a total 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion).

On October 3, 2022, the Company's voluntary conversion of its secondary listing status to primary listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of the Hong Kong Stock Exchange in Hong Kong and the Nasdaq in the United States.

In January 2023, the Company completed an offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchase of an aggregate principal amount of US$384.8 million of its outstanding 0.50% convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million (RMB2,243.8 million), which was funded by the net proceeds from the ADS Offering.

As of June 30, 2024, the Company's major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation Acquisition/ Principal Place of Operation	Issued Share Capital	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong, 2014	HKD1 USD200 million	100	Investment holding
Hode HK Limited	Hong Kong, 2014	USD1	100	Investment holding
Chaodian HK Limited	Hong Kong, 2019	USD1	100	Investment holding
Bilibili Co., Ltd.	Japan, 2014	JPY80 million	100	Business development
Hode Shanghai Limited ("Hode Shanghai")	PRC, 2014	USD1.2 billion	100	Technology development[1]
Shanghai Bilibili Technology Co., Ltd.	PRC, 2016	USD2.5 billion	100	Technology development[1]
Chaodian (Shanghai) Technology Co., Ltd.	PRC, 2019	USD50 million	100	E-commerce and advertising[1]

42

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS (Continued) Place and Year Percentage of of Incorporation Director or Acquisition/ Indirect Major VIEs and VIEs’ Principal Place Issued Economic subsidiaries of Operation Share Capital Ownership Principal Activities Shanghai Hode Information PRC, 2013 RMB11 million 100* Mobile game operation2 Technology Co., Ltd. (“Hode Information Technology”) Shanghai Kuanyu Digital PRC, 2014 RMB500 million 100* Video distribution and Technology Co., Ltd. game distribution2 (“Shanghai Kuanyu”) Sharejoy Network Technology PRC, 2014 RMB10 million 100* Game distribution2 Co., Ltd. (“Sharejoy Network”) Shanghai Hehehe Culture PRC, 2014 RMB120 million 100* Comics distribution2 Communication Co., Ltd. (“Shanghai Hehehe”) Shanghai Anime Tamashi PRC, 2015 RMB1 million 100* E-commerce platform2 Cultural Media Co., Ltd. (“Shanghai Anime Tamashi”) * Hode Shanghai is the primary beneficiary of the major VIEs and VIEs’ subsidiaries. 1 These companies were established in the PRC in the form of wholly foreign-owned enterprises. 2 These companies were established in the PRC in the form of investment solely by legal corporations or controlled by natural person(s). 43

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS (Continued) The following combined financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2023 and June 30, 2024 and for the six months ended June 30, 2023 and 2024 included in the accompanying unaudited interim condensed consolidated financial information of the Group was as follows: December 31, June 30, 2023 2024 RMB in thousands Cash and cash equivalents 1,893,282 873,444 Time deposits 4,259 13,031 Restricted cash 50,000 50,000 Accounts receivable, net 800,158 896,505 Amounts due from Group companies 484,413 514,737 Amount due from related parties 3,412 9,031 Prepayments and other current assets 477,430 464,725 Short-term investments 206,811 816,876 Long-term investments, net 1,633,932 1,571,149 Other non-current assets 5,216,774 4,964,800 Total assets 10,770,471 10,174,298 Accounts payable 3,320,121 3,421,281 Salary and welfare payables 310,062 330,372 Taxes payable 123,728 104,554 Short-term loan 600,000 696,624 Deferred revenue 2,116,463 2,728,670 Accrued liabilities and other payables 619,556 1,031,441 Amounts due to the Group companies 12,631,675 10,940,547 Amounts due to related parties 14,845 2,884 Other long-term payable 302,203 326,810 Total liabilities 20,038,653 19,583,183 Total Bilibili Inc’s shareholders’ deficit (9,279,384) (9,418,207) Noncontrolling interests 11,202 9,322 Total shareholders’ deficit (9,268,182) (9,408,885) Total liabilities and shareholders’ deficit 10,770,471 10,174,298 44

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS (Continued) For the Six Months Ended June 30, 2023 2024 RMB in thousands Third-party revenues 6,717,237 7,434,876 Inter-company revenues 477,102 444,413 Total revenues 7,194,339 7,879,289 Net loss (573,451) (143,719) For the Six Months Ended June 30, 2023 2024 RMB in thousands Net cash provided by operating activities 208,961 2,172,024 Net cash used in investing activities (119,992) (1,235,232) Net cash provided by/(used in) financing activities 9,498 (1,959,599) 45

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 1. OPERATIONS (Continued) Liquidity The Group incurred net losses of RMB2,177.8 million and RMB1,372.8 million for the six months ended June 30, 2023 and 2024, respectively. Net cash used in operating activities was RMB651.2 million for the six months ended June 30, 2023, and net cash provided by operating activities was RMB2,388.2 million for the six months ended June 30, 2024, respectively. Accumulated deficit was RMB26.31 billion and RMB27.67 billion as of December 31, 2023 and June 30, 2024, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors. In January 2023, the Company completed an offering of 15,344,000 American depositary shares (the “ADS Offering”). The amount of net proceeds from the Offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchase of an aggregate principal amount of US$384.8 million of its outstanding 0.50% convertible senior notes due December 2026 with the aggregate purchase price of US$331.2 million (RMB2,243.8 million), which was funded by the net proceeds from the ADS Offering. And the remaining net proceeds, after deducting selling commissions of the ADS Offering is US$68.8 million. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited interim condensed consolidated financial information. The Group’s unaudited interim condensed consolidated financial information have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. 46

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 2. SIGNIFICANT ACCOUNTING POLICIES a) Basis of presentation The accompanying unaudited interim condensed consolidated financial information and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) applicable to interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong , as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). The December 31, 2023 balance sheet data was derived from audited consolidated financial information; however, the accompanying interim notes to the unaudited interim condensed consolidated financial information do not include all of the annual disclosures required by U.S. GAAP. Results for interim periods are not necessarily indicative of those that may be expected for a full year. The financial information included herein should be read in conjunction with the Company’s audited consolidated financial information for the preceding fiscal year. The accounting policies applied are consistent with those of the audited consolidated financial information for the preceding fiscal year. b) Principles of consolidation The unaudited interim condensed consolidated financial information include the financial statement of the Company, its subsidiaries and VIEs (inclusive of the VIEs’ subsidiaries) for which the Company is the primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. A consolidated VIE is an entity in which the Company’s subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company’s subsidiary is the primary beneficiary of the entity. 47

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 2. SIGNIFICANT ACCOUNTING POLICIES (Continued) b) Principles of consolidation (Continued) All transactions and balances among the Company, its subsidiaries and VIEs (inclusive of the VIEs’ subsidiaries) have been eliminated upon consolidation. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary. c) Use of estimates The preparation of the Group’s unaudited interim condensed consolidated financial information in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial information and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, and assessment for the impairment of long-term investments accounted for using the measurement alternative. d) Functional currency and foreign currency translation The Group uses Renminbi (“RMB”) as its reporting currency. The Company and several of its overseas subsidiaries use US$ or their respective local currencies as their functional currency. The functional currency of the Group’s PRC entities is RMB. In the unaudited interim condensed consolidated financial information, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income on the unaudited interim condensed consolidated statement of operations and comprehensive loss. Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in “Exchange losses” on the unaudited interim condensed consolidated statement of operations and comprehensive loss. 48

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 2. SIGNIFICANT ACCOUNTING POLICIES (Continued) e) Convenience translation Translations of balances on the unaudited interim condensed consolidated balance sheet, unaudited interim condensed consolidated statement of operations and comprehensive loss and unaudited interim condensed consolidated statement of cash flows from RMB into US$ as of and for the six months ended June 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2672, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at such rate. f) Contract balances Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the period was RMB2,397.8 million and RMB2,523.4 million for the six months ended June 30, 2023 and 2024, respectively. The Group did not have any arrangement where the performance obligations had already been satisfied in the past period but recognized the corresponding revenue in the current period for the six months ended June 30, 2023 and 2024. g) Receivables, net The following table sets out movements of the allowance against accounts receivable, amount due from related parties and other receivables recorded in prepayments and other current assets within the scope of ASC Topic 326 as of June 30, 2023 and 2024, respectively: June 30, June 30, 2023 2024 RMB in thousands Beginning balance 305,535 219,201 Provisions — 68,249 Write-offs (19,727) (51,626) Ending balance 285,808 235,824 49

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 3. CONCENTRATIONS AND RISKS a) Telecommunications service provider The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the six months ended June 30, 2023 and 2024 was as follows: For the Six Months Ended June 30, 2023 2024 Total number of telecommunications service providers 104 103 Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure 2 4 Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers 24% 53% b) Foreign currency exchange rate risk The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, and convertible senior notes and accounts payable denominated in the U.S. dollars. Most of the Group’s revenues, costs and expenses are denominated in RMB, while the convertible senior notes and a portion of cash and cash equivalents, time deposits, short-term and long-term investments, and accounts payable are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions. 50

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 3. CONCENTRATIONS AND RISKS (Continued) c) Credit risk The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits, accounts receivable, and money market funds and financial products (recorded in the short-term and long-term investments) with variable interest rates referenced to performance of underlying assets issued by commercial banks. As of December 31, 2023 and June 30, 2024, substantially all of the Group’s cash and cash equivalents, restricted cash and time deposits were held in major commercial banks located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from advertising, VAS and mobile game services (mainly relates to remittances due from payment channels and distribution channels). The following table presents distribution channel and customer that had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2023 and June 30, 2024. December 31, June 30, RMB in thousands 2023 2024 Distribution channel A 236,549 387,955 Customer A 235,125 <10% d) Major customers and supplying channels No single customer represented 10% or more of the Group’s net revenues for the six months ended June 30, 2023 and 2024, respectively. The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. There is no single distribution channel of mobile games generated 10% or more of the Group’s net revenues for the six months ended June 30, 2023 and 2024, respectively. e) Mobile games Mobile game revenues accounted for 19% and 17% of the Group’s total net revenues for the six months ended June 30, 2023 and 2024, respectively. No mobile game individually contributed more than 10% of the Group’s total net revenues for the six months ended June 30, 2023 and 2024, respectively. 51

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 4. ACCOUNTS RECEIVABLE, NET An aging analysis of the accounts receivable as of December 31, 2023 and June 30, 2024, based on the recognition date before provisions, is as follows: December 31, June 30, 2023 2024 RMB in thousands Within 3 months 1,343,555 1,397,031 Between 3 months and 6 months 183,635 195,705 Between 6 months and 1 year 140,599 145,371 More than 1 year 44,070 61,999 Less: Provisions (137,959) (194,222) Total 1,573,900 1,605,884 52

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 5. PREPAYMENTS AND OTHER CURRENT ASSETS The following is a summary of prepayments and other current assets: December 31, June 30, 2023 2024 RMB in thousands Prepayments for revenue sharing cost* 308,777 322,621 Inventories, net 186,497 215,787 Prepayments for sales tax 321,817 191,841 Interest income receivable 122,375 143,599 Prepayments of marketing and other operational expenses 68,830 79,948 Prepayments to inventory suppliers 54,498 50,086 Deposits 77,224 42,260 Prepayments for content cost 31,856 24,753 Loans to investees or ongoing investments 19,343 17,146 Prepayments/receivables relating to jointly invested content 18,339 16,127 Others 63,232 56,236 Total 1,272,788 1,160,404 * App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheet as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going services to end-users. 53

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 6. SHORT-TERM INVESTMENTS The following is a summary of short-term investments: December 31, June 30, 2023 2024 RMB in thousands Financial products 1,596,512 3,938,290 Investments in publicly traded companies 1,056,553 1,089,303 Total 2,653,065 5,027,593 The Group recorded investment income of RMB57.4 million and RMB10.7 million related to short-term investments on the unaudited interim condensed consolidated statement of operations and comprehensive loss for the six months ended June 30, 2023 and 2024, respectively. 7. PROPERTY AND EQUIPMENT, NET The following is a summary of property and equipment, net: December 31, June 30, 2023 2024 RMB in thousands Leasehold improvements 232,044 232,308 Servers and computers 3,029,118 3,280,981 Others 63,308 64,781 Total 3,324,470 3,578,070 Less: accumulated depreciation (2,609,736) (2,874,492) Net book value 714,734 703,578 Depreciation expenses were RMB402.8 million and RMB314.1 million for the six months ended June 30, 2023 and 2024, respectively. No impairment charge was recognized for any of periods presented. 54

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 8. INTANGIBLE ASSETS, NET The following is a summary of intangible assets, net: As of December 31, 2023 Gross Accumulated Net carrying value amortization carrying value RMB in thousands Licensed copyrights of content 8,052,943 (5,759,614) 2,293,329 License rights of mobile games 328,702 (265,955) 62,747 Intellectual property and others 2,424,040 (1,152,583) 1,271,457 Total 10,805,685 (7,178,152) 3,627,533 As of June 30, 2024 Gross Accumulated Net carrying value amortization carrying value RMB in thousands Licensed copyrights of content 8,470,402 (6,242,549) 2,227,853 License rights of mobile games 306,297 (261,223) 45,074 Intellectual property and others 2,455,744 (1,302,822) 1,152,922 Total 11,232,443 (7,806,594) 3,425,849 Amortization expenses were RMB993.4 million and RMB886.8 million for the six months ended June 30, 2023 and 2024, respectively. No impairment charge was recognized for any of periods presented. 55

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 9. LONG-TERM INVESTMENTS, NET The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value. December 31, June 30, 2023 2024 RMB in thousands Equity investments accounted for using the measurement alternative 2,421,609 2,291,722 Equity investments accounted for using the equity method 1,862,739 1,847,865 Investments accounted for at fair value 82,284 163,496 Total 4,366,632 4,303,083 Equity investments accounted for using the measurement alternative The Group elects to use measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes, in accordance with ASU 2016-01. Under this measurement alternative, changes in the carrying value of the equity investments will be recognized in current earning, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in “Investment income/(loss), net (including impairments)” equal to the difference between the carrying value and fair value. A loss of RMB75.0 million and nil re-measurement of equity investments accounted for using the measurement alternative was recognized for the six months ended June 30, 2023 and 2024, respectively. The Group recorded impairment charges for long-term investments of RMB69.9 million and RMB100.6 million as “Investment income/(loss), net (including impairments)” for the six months ended June 30, 2023 and 2024, respectively, as the investees’ unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future, and the Group determined the fair value of these investments was less than their carrying value. The Company didn’t dispose any equity investments of the Group for the six months ended June 30, 2023. The Company disposed an equity investment of the Group without carrying amount for the period ended June 30, 2024. The difference between the consideration and their carrying value was recognized as “Investment income/ (loss), net (including impairments)”. Nil and RMB10.0 million disposal gain was recognized for the six months ended June 30, 2023 and 2024, respectively. 56

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 9. LONG-TERM INVESTMENTS, NET (Continued) Equity investments accounted for using the equity method RMB80.4 million and RMB17.5 million of the Group’s proportionate share of equity investee’s net loss, was recognized in “Investment income/(loss), net (including impairments)” for the six months ended June 30, 2023 and 2024, respectively. Investments accounted for at fair value Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year and investments in publicly traded companies with an intention of holding greater than one year. A gain of RMB167.7 million and RMB2.9 million resulted from the change in fair value was recognized in “Investment income/(loss), net (including impairments)” for the six months ended June 30, 2023 and 2024, respectively. 10. TAXATION Composition of income tax The following table presents the composition of income tax expenses/(benefits) for the six months ended June 30, 2023 and 2024: For the Six Months Ended June 30, 2023 2024 RMB in thousands Current income tax expenses 57,719 32,568 Withholding income tax expenses 9,121 8,801 Deferred tax benefits (11,250) (45,961) Total 55,590 (4,592) The Group’s effective tax rate for the six months ended June 30, 2023 and 2024 was -2.6% and 0.3%, respectively. The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. The Group did not incur any interest and penalties related to potential underpaid income tax expenses. 57

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 11. ACCOUNTS PAYABLE An aging analysis of the accounts payable as of December 31, 2023 and June 30, 2024, based on the recognition date, after credit period, is as follows: December 31, June 30, 2023 2024 RMB in thousands Within 3 months 2,647,931 2,731,884 Between 3 months and 6 months 706,495 831,552 Between 6 months and 1 year 367,533 380,532 More than 1 year 611,771 622,160 Total 4,333,730 4,566,128 The accounts payable are non-interest-bearing. 12. TAXES PAYABLE The following is a summary of taxes payable as of December 31, 2023 and June 30, 2024: December 31, June 30, 2023 2024 RMB in thousands Enterprise income tax (“EIT”) payable 131,824 121,436 Withholding income tax payable 45,308 41,215 Value added tax (“VAT”) payable 57,647 34,538 Withholding individual income taxes for employees 42,623 28,019 Others 67,848 86,613 Total 345,250 311,821 58

Bilibili Inc. 2024 Interim Report

Notes to Unaudited Interim Condensed Consolidated Financial Information

13. SHORT-TERM LOAN AND CURRENT PORTION OF LONG-TERM DEBT

	Balance at December 31, 2023			**Balance at June 30, 2024**		
	Interest Rate Range	Maturity Date	Amount RMB in thousands	**Interest Rate Range**	**Maturity Date**	**Amount RMB in thousands**
Unsecured bank loans	3.00%~3.26%	Within 12 months	1,401,986	**2.50%~3.26%**	**Within 12 months**	**1,786,346**
April 2026 Notes (Note 15)	1.375%	Within 12 months	3,017,339	**–**	**–**	**–**
December 2026 Notes (Note 15)	0.5%	Within 12 months	3,036,428	**0.5%**	**Within 12 months**	**3,059,827**
Total			7,455,753			**4,846,173**

14. ACCRUED LIABILITIES AND OTHER PAYABLES

The following is a summary of accrued liabilities and other payables as of December 31, 2023 and June 30, 2024:

	December 31, 2023	**June 30, 2024**
	RMB in thousands	
Accrued marketing expenses	775,126	**1,250,852**
Advances from/payables to third parties	197,294	**511,994**
Payables to producers and licensors	309,680	**272,303**
Leasing liabilities — current portion	188,504	**200,450**
Professional fees	125,415	**136,357**
Deposit	78,169	**85,368**
Consideration payable for acquisitions and investments	11,912	**10,718**
Other staff related cost	4,866	**5,636**
Interest payable	15,367	**3,487**
Others	74,290	**60,569**
Total	1,780,623	**2,537,734**

59

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 15. CONVERTIBLE SENIOR NOTES April 2026 Notes In April 2019, the Group issued US$500.0 million of April 2026 Notes with an interest rate of 1.375% per annum. The net proceeds to the Company from the issuance of the April 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The April 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026. As of December 31, 2023, and June 30, 2024, the principal amount of April 2026 Notes was RMB3,040.9 million and RMB85.5 thousand, respectively. The unamortized debt issuance costs were RMB23.6 million and RMB0.5 thousand as of December 31, 2023 and June 30, 2024, respectively. The issuance costs of the April 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the six months ended June 30, 2023 and 2024, the April 2026 Notes related interest expense was US$3.7 million (RMB25.5 million) and US$1.8 million (RMB13.1 million), respectively. For the six months ended June 30, 2024, the Company repurchased an aggregate principal amount of US$429.3 million (RMB3.05 billion) April 2026 Notes with an aggregate cash consideration of US$429.3 million (RMB3.05 billion). 2027 Notes In June 2020, the Group issued US$800.0 million of 2027 Notes with an interest rate of 1.25% per annum. The net proceeds to the Company from the issuance of the 2027 Notes were US$786.1 million (RMB5,594.8 million), net of issuance costs of US$13.9 million (RMB98.6 million). The 2027 Notes may be converted, at an initial conversion rate of 24.5516 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027. Holders of the 2027 Notes may require the Company to repurchase all or part of their 2027 Notes in cash on June 15, 2023 and June 15, 2025, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. As of December 31, 2023, and June 30, 2024, the principal amount of 2027 Notes was RMB0.7 million and RMB0.7 million, respectively. The unamortized debt issuance costs were RMB5.7 thousand and RMB4.9 thousand as of December 31, 2023 and June 30, 2024, respectively. 60

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 15. CONVERTIBLE SENIOR NOTES (Continued) 2027 Notes (Continued) The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the six months ended June 30, 2023 and 2024, the 2027 Notes related interest expense was US$5.0 million (RMB34.7 million) and US$0.7 thousand (RMB4.9 thousand), respectively. For the six months ended June 30, 2023, the Company repurchased an aggregate principal amount of US$745.9 million 2027 Notes with the aggregate cash purchase price of US$745.9 million (RMB5,338.2 million) with the loss of US$7.6 million (RMB54.0 million) recognized for the six months ended June 30, 2023. December 2026 Notes In November 2021, the Group issued US$1,600 million of December 2026 Notes with an interest rate of 0.50% per annum. The net proceeds to the Company from the issuance of the December 2026 Notes were US$1,576.6 million (RMB10.1 billion), net of issuance costs of US$23.4 million (RMB149.6 million). The December 2026 Notes may be converted, at an initial conversion rate of 10.6419 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$93.97 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of December 1, 2026. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs, at the Company’s election. Holders of the Notes may elect to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion. Holders of the December 2026 Notes may require the Company to repurchase all or part of their December 2026 Notes in cash on December 1, 2024, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. As of December 31, 2023, and June 30, 2024, the principal amount of December 2026 Notes was RMB3,062.6 million and RMB3,081.7 million, respectively. The unamortized debt issuance costs were RMB26.2 million and RMB21.9 million as of December 31, 2023 and June 30, 2024, respectively. The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the six months ended June 30, 2023 and 2024, the December 2026 Notes related interest expense was US$1.7 million (RMB12.9 million) and US$1.7 million (RMB12.2 million), respectively. For the six months ended June 30, 2023, the Company repurchased an aggregate principal amount of US$384.8 million of December 2026 Notes in the amount of US$331.2 million (RMB2,243.8 million) funded by the net proceeds from the ADS offering, with the gain of US$49.5 million (RMB336.5 million) recognized for the six months ended June 30, 2023. The Company accounted for the April 2026 Notes, 2027 Notes and December 2026 Notes as single instruments as debt measured at its amortized cost, as none of the embedded features require bifurcation and recognition as derivatives and the April 2026 Notes, 2027 Notes and December 2026 Notes were not issued with a substantial premium. The issuance costs were recorded as an adjustment to the debt and are amortized as interest expense using the effective interest method. For the six months ended June 30, 2023 and 2024, no April 2026 Notes, 2027 Notes and December 2026 Notes were converted. 61

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 15. CONVERTIBLE SENIOR NOTES (Continued) December 2026 Notes (Continued) The following table provides a summary of the Company’s non-current portion of unsecured senior notes as of December 31, 2023 and June 30, 2024: December 31, June 30, 2023 2024 Effective Amounts Amounts interest rate RMB in thousands April 2026 Notes — 80 1.74% 2027 Notes 646 651 1.52% Carrying value 646 731 Unamortized discount and debt issuance costs 6 10 Total principal amounts of unsecured senior notes 652 741 16. REVENUE The following table presents the Group’s net revenues disaggregated by revenue sources: For the Six Months Ended June 30, 2023 2024 RMB in thousands Value-added services 4,457,965 5,094,797 Advertising 2,844,644 3,706,075 Mobile games 2,022,503 1,990,177 IP derivatives and others 1,048,698 1,000,695 Total net revenues 10,373,810 11,791,744 62

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 17. SHARE-BASED COMPENSATION As of June 30, 2024, total unrecognized compensation expenses related to unvested service-based restricted share units (“RSUs”) granted under the 2018 Plan, adjusted for estimated forfeitures, were RMB1,425.9 million, which are expected to be recognized over a weighted-average period of 4.0 years and may be adjusted for future changes in estimated forfeitures. The following table presents a summary of the Group’s service-based RSUs activities for the six months ended June 30, 2023 and 2024: Weighted Average Total Number Grant date of shares fair value (In thousands) US$ Outstanding at January 1, 2023 1,967 24.59 Granted 6,151 21.23 Exercised (13) 24.59 Forfeited (277) 24.54 Outstanding at June 30, 2023 7,828 21.95 Outstanding at January 1, 2024 9,681 19.53 Granted 6,522 14.20 Exercised (13) 24.59 Forfeited (1,074) 15.51 Outstanding at June 30, 2024 15,116 17.51 As of June 30, 2024, total unrecognized compensation expenses related to unvested service-based RSUs granted under the 2018 Plan, adjusted for estimated forfeitures, were RMB1,612.8 million, which are expected to be recognized over a weighted-average period of 2.3 years and may be adjusted for future changes in estimated forfeitures. 63

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 17. SHARE-BASED COMPENSATION (Continued) The following table presents a summary of the Group’s share options activities for the six months ended June 30, 2023 and 2024: Weighted Average Total Number Exercise of shares Price (In thousands) US$ Outstanding at January 1, 2023 21,910 2.0283 Granted — — Exercised (1,156) 0.0001 Forfeited (781) 0.3065 Outstanding at June 30, 2023 19,973 2.2199 Exercisable at June 30, 2023 5,197 3.8365 Outstanding at January 1, 2024 17,939 2.4701 Granted — — Exercised (1,966) 0.5700 Forfeited (725) 0.0001 Outstanding at June 30, 2024 15,248 1.4925 Exercisable at June 30, 2024 6,033 2.1892 18. NET LOSS PER SHARE For the six months ended June 30, 2023 and 2024, the Company had potential ordinary shares, including share options and RSUs granted and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the six months ended June 30, 2023 and 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. For the six months ended June 30, 2023, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 1,987,963 shares, 29,875 shares, 17,347,182 shares, 16,696,622 shares and 5,004,820 shares, respectively. 64

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 18. NET LOSS PER SHARE (Continued) For the six months ended June 30, 2024, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 549,106 shares, 627,557 shares, 8,769,145 shares, 2,260 shares and 4,601,632 shares, respectively. The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2023 and 2024: For the Six Months Ended June 30, 2023 2024 RMB in thousands, except for share and per share data Numerator: Net loss (2,177,777) (1,372,780) Net loss attributable to noncontrolling interests 3,384 15,535 Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation (2,174,393) (1,357,245) Denominator: Weighted average number of ordinary shares outstanding, basic 412,013,005 415,780,807 Weighted average number of ordinary shares outstanding, diluted 412,013,005 415,780,807 Net loss per share, basic (5.28) (3.26) Net loss per share, diluted (5.28) (3.26) 65

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 19. RELATED PARTY TRANSACTIONS AND BALANCES The Group entered into the following significant related party transactions for the periods presented: For the Six Months Ended June 30, 2023 2024 RMB in thousands Purchases of goods and services 123,340 66,172 Repayment of loans from an entity (“Entity”1) 270,078 55,100 Sales of goods and services 5,941 4,383 Interest income 26,133 17,665 The Group had the following significant related party balances as of December 31, 2023 and June 30, 2024, respectively: December 31, June 30, 2023 2024 RMB in thousands Amount due from related parties Due from investment funds2 37,506 37,506 Due from the Entity1 646,284 602,587 Due from other investees 106,784 129,431 Total 790,574 769,537 Amount due to related parties3 14,896 3,419 1. The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for future construction. The balance as of December 31, 2023 and June 30, 2024 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade in nature. The annual interest rates of the loans were from 3.3% to 4.15%. 2. The balances due from the investment funds, of which the Company is their limited partners, as of December 31, 2023 and June 30, 2024 were consideration receivables related to the equity investments transferred, which are non-trade in nature. 3. The balances as of December 31, 2023 mainly represent considerations related to long-term investments, which are non-trade in nature. The balances as of June 30, 2024 mainly represent the payables in trade nature. 66

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 20. ACQUISITIONS Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statement of operations and comprehensive loss for the six months ended June 30, 2024, either individually or in aggregate. 21. SUBSEQUENT EVENTS There were no material subsequent events during the period from July 1, 2024 to the approval date of the Interim Financial Information. 22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS The unaudited interim condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows: Reconciliation of unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income data For the six months ended June 30, 2024 Equity investments using the Amounts as Amounts as Convertible measurement Share-based reported reported senior notes Leases alternative compensation under U.S. under GAAP Note(i) Note(ii) Note(iii) Note(iv) IFRS RMB in thousands Cost of revenues (8,353,183) — — — 913 (8,352,270) Sales and marketing expenses (1,962,655) — — — 4,324 (1,958,331) General and administrative expenses (1,019,816) — 17,455 — 69,687 (932,674) Research and development expenses (1,859,821) — — — 31,567 (1,828,254) Investment loss, net (including impairments) (115,933) — — (16,778) — (132,711) Fair value change of convertible senior notes — (1,419,974) — — — (1,419,974) Interest expense (51,383) 25,281 (11,105) — — (37,207) Debt extinguishment (loss)/income (20,980) 20,980 — — — — 67

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Reconciliation of unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income data (Continued) For the six months ended June 30, 2024 Equity investments using the Amounts as Amounts as Convertible measurement Share-based reported reported senior notes Leases alternative compensation under U.S. under GAAP Note(i) Note(ii) Note(iii) Note(iv) IFRS RMB in thousands Net (loss)/income (1,372,780) (1,373,713) 6,350 (16,778) 106,491 (2,650,430) Net (loss)/income attributable to the Bilibili Inc.’s shareholders (1,357,245) (1,373,713) 6,350 (16,778) 106,491 (2,634,895) Total other comprehensive income/(loss) 18,175 1,212,708 — (4,653) — 1,226,230 Comprehensive (loss)/income attributable to the Bilibili Inc.’s shareholders (1,339,070) (161,005) 6,350 (21,431) 106,491 (1,408,665) 68

Bilibili Inc. 2024 Interim Report

Notes to Unaudited Interim Condensed Consolidated Financial Information

22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of unaudited interim condensed consolidated statement of operations and comprehensive (loss)/income data (Continued)

	For the six months ended June 30, 2023					
	Amounts as reported under U.S. GAAP	Convertible senior notes	Leases	Equity investments using the measurement alternative	Share-based compensation	Amounts as reported under IFRS
		Note(i)	Note(ii)	Note(iii)	Note(iv)	
	RMB in thousands					
Cost of revenues	(8,042,344)	–	–	–	(2,312)	(8,044,656)
Sales and marketing expenses	(1,798,383)	–	–	–	(961)	(1,799,344)
General and administrative expenses	(1,111,394)	–	16,673	–	(1,828)	(1,096,549)
Research and development expenses	(2,074,033)	–	–	–	(39,946)	(2,113,979)
Investment income, net (including impairments)	8,321	–	–	49,182	–	57,503
Fair value change of convertible senior notes	–	417,332	–	–	–	417,332
Interest expense	(105,682)	72,046	(15,633)	–	–	(49,269)
Debt extinguishment gain/(loss)	282,442	(282,442)	–	–	–	–
Net (loss)/income	(2,177,777)	206,936	1,040	49,182	(45,047)	(1,965,666)
Net (loss)/income attributable to the Bilibili Inc.'s shareholders	(2,174,393)	206,936	1,040	49,182	(45,047)	(1,962,282)
Total other comprehensive income/(loss)	219,942	(809,889)	–	4,641	–	(585,306)
Comprehensive (loss)/income attributable to the Bilibili Inc.'s shareholders	(1,954,451)	(602,953)	1,040	53,823	(45,047)	(2,547,588)

69

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Reconciliation of unaudited interim condensed consolidated balance sheet data As of June 30,2024 Equity investments using the Amounts as Amounts as Convertible measurement Share-based reported reported senior notes Leases alternative compensation under U.S. under GAAP Note(i) Note(ii) Note(iii) Note(iv) IFRS RMB in thousands Assets Long-term investments, net 4,303,083 — — 310,050 — 4,613,133 Other long-term assets 635,443 — (8,885) — — 626,558 Total assets 31,318,493 — (8,885) 310,050 — 31,619,658 Liabilities Short-term loan and current portion of long-term debt 4,846,173 (63,820) — — — 4,782,353 Accrued liabilities and other payables 2,537,734 (1,315) — — — 2,536,419 Long-term debt 731 3 — — — 734 Total liabilities 17,736,790 (65,132) — — — 17,671,658 Total shareholders’ equity 13,581,703 65,132 (8,885) 310,050 — 13,948,000 70

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Reconciliation of unaudited interim condensed consolidated balance sheet data (Continued) As of December 31, 2023 Equity investments using the Amounts as Amounts as Convertible measurement Share-based reported reported senior notes Leases alternative compensation under U.S. under GAAP Note(i) Note(ii) Note(iii) Note(iv) IFRS RMB in thousands Assets Long-term investments, net 4,366,632 — — 331,481 — 4,698,113 Other long-term assets 885,342 — (15,235) — — 870,107 Total assets 33,159,067 — (15,235) 331,481 — 33,475,313 Liabilities Short-term loan and current portion of long-term debt 7,455,753 (214,407) — — — 7,241,346 Accrued liabilities and other payables 1,780,623 (11,730) — — — 1,768,893 Total liabilities 18,754,800 (226,137) — — — 18,528,663 Total shareholders’ equity 14,404,267 226,137 (15,235) 331,481 — 14,946,650 71

Bilibili Inc. 2024 Interim Report Notes to Unaudited Interim Condensed Consolidated Financial Information 22. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Notes: (i) Convertible senior notes Under U.S. GAAP, the convertible senior notes were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date. Under IFRS, the Group’s convertible senior notes were designated as financial liabilities at fair value through profit or loss such that the convertible senior notes were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible senior notes that were attributed to changes in credit risk recognized in other comprehensive income, and the rest amounts of changes in fair value of the convertible senior notes were recognized in the profit or loss. (ii) Leases Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost. The amortization of the right-of-use asset is recorded as lease expense and the interest expense is required to be presented in separate line item. (iii) Equity investments using the measurement alternative Under U.S. GAAP, the Group elects to use the measurement alternative to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these investments were recognized in the profit or loss. (iv) Share-based compensation Under U.S. GAAP, for the options and RSUs granted to employees with service condition only, the share- based compensation expenses were recognized over the vesting period using straight-line method. Under IFRS, for the options and RSUs granted to employees with service condition only, the graded vesting method must be applied. 72

Bilibili Inc. 2024 Interim Report Definitions “2018 Share Incentive Plan” the Company’s 2018 share incentive plan adopted in February 2018 as amended from time to time prior to its amendment and restatement as the Second Amended and Restated 2018 Share Incentive Plan on June 28, 2024 “2024 Share Incentive Plan” the Company’s 2024 share incentive plan adopted on May 23, 2024 as amended from time to time and funded by existing Class Z Ordinary Shares only “2027 Notes” 1.25% convertible senior notes due 2027, initially in an aggregate principal amount of US$800 million, issued by the Company in June 2020 “ADS(s)” American Depositary Shares (each representing one Class Z Ordinary Share) “ADS Offering” the offer of ADSs to the placees selected and procured by the Goldman Sachs (Asia) L.L.C. pursuant to a shelf registration statement on Form F-3 and a prospectus supplement filed with the SEC on January 9, 2023, in the manner which shall constitute placing within the meaning of the Listing Rules, details of which are set out in the announcements of the Company dated January 9, 2023 and January 12, 2023 “April 2026 Notes” 1.375% convertible senior notes due April 2026, initially in an aggregate principal amount of US$500 million, issued by the Company in April 2019 “associate(s)” has the meaning ascribed to it under the Listing Rules “Audit Committee” the audit committee of the Board “Board” the board of directors of the Company “China” or “the PRC” the People’s Republic of China, and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan “Class Y Ordinary Shares” Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class Y ordinary share 10 votes per share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis 73

Bilibili Inc. 2024 Interim Report Definitions “Class Z Ordinary Shares” Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Z ordinary share is entitled to one vote per share on any resolution tabled at the Company’s general meeting “Code” the Management Trading of Securities Policy “Companies Ordinance” Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Company”, “we”, “us”, or Bilibili Inc., a company with limited liability incorporated in the Cayman Islands on “our” December 23, 2013 “Compensation Committee” the compensation committee of the Board “Corporate Governance the Corporate Governance Code as set out in Appendix C1 to the Listing Rules, as Code” amended from time to time “DAU” daily active user “December 2026 Notes” 0.50% convertible senior notes due December 2026, initially in an aggregate principal amount of US$1,600 million, issued by the Company in November 2021 “Director(s)” the director(s) of the Company “Global Offering” the Hong Kong Public Offering and the International Offering (each as defined in the Prospectus) “Global Share Plan” the Company’s global share incentive plan adopted in November 2014 and terminated on the Primary Conversion Effective Date “Group,” “our Group,” “the the Company, subsidiaries and consolidated affiliated entities from time to time Group,” “we,” “us,” or “our” “Hong Kong” the Hong Kong Special Administrative Region of the PRC 74

Bilibili Inc. 2024 Interim Report Definitions “Latest Practicable Date” September 6, 2024, being the latest practicable date for ascertaining certain information in this interim report before its publication “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time “Main Board” the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the GEM of the Stock Exchange “MAU” monthly active user “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules “Nasdaq” Nasdaq Global Select Market “Nominating and Corporate the nominating and corporate governance committee of the Board Governance Committee” “Primary Conversion October 3, 2022, the date on which the Company’s voluntary conversion of its Effective Date” secondary listing status in Hong Kong to primary listing on the Stock Exchange became effective “Prospectus” the Company’s prospectus published on March 18, 2021 in connection to its offering of shares for subscription by the public in Hong Kong “Reporting Period” the six months ended June 30, 2024 “Reserved Matters” those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the memorandum or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company 75

Bilibili Inc. 2024 Interim Report Definitions “RMB” or “Renminbi” Renminbi, the lawful currency of China “SEC” the Securities and Exchange Commission of the United States “Second Amended and the second amended and restated 2018 Share Incentive Plan as approved by the Restated 2018 Share Shareholders on June 28, 2024 Incentive Plan” “SFO” Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Shareholder(s)” the holder(s) of the Share(s), and where the context requires, ADSs “Shares” the Class Y Ordinary Shares and/or Class Z Ordinary Shares in the share capital of the Company, as the context so requires “Stock Exchange” The Stock Exchange of Hong Kong Limited “subsidiary” or has the meaning ascribed to it in section 15 of the Companies Ordinance “subsidiaries” “Tencent” Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 700), one of the substantial Shareholders of the Company “United States” or “US” United States of America, its territories, its possessions and all areas subject to its jurisdiction “U.S. GAAP” Generally Accepted Accounting Principles in the United States “US$” or “U.S. dollars” United States dollars, the lawful currency of the United States “WVR” weighted voting rights “%” per cent 76